MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                               September 25, 2008


VIA EDGAR AND FEDERAL EXPRESS
----------------------------------------
Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, D.C.  20549

Re:      China Wi-Max Communications, Inc.
         Registration Statement on Form 10
         Filed on June 5, 2008
         File No. 000-53268

Dear Mr. Spirgel,

     We have filed Amendment number 1 to Form 10 with amendments responsive to your comments dated July 1, 2008 in which we have denoted the comment number in parenthesis, where amendments were made, and we further respond to each of your comments as follows:

GENERAL
-------

1. PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENT TO CLEARLY IDENTIFY THE ENTITY THAT YOU ARE REFERRING TO. TERMS SUCH AS "THE COMPANY" AND "CHINA WI-MAX" SHOULD ONLY REFER TO THE REGISTRANT, NOT TO ANY OPERATING ENTITY OR ANY OTHER PARTIES. SINCE CHINA WI-MAX IS NOT AN OPERATING BUSINESS, YOU SHOULD IDENTIFY EACH OPERATING ENTITY, AS APPLICABLE, THROUGHOUT THE DOCUMENT. WHERE YOU OPERATE YOUR BUSINESS THROUGH AN OPERATING ENTITY IN THE PRC, YOUR DISCLOSURE SHOULD BE CLEAR THAT CHINA WI-MAX DOES NOT DIRECTLY OPERATE THAT BUSINESS, BUT INSTEAD HAS A PARTIAL OWNERSHIP INTEREST OR CONTRACTUAL RELATIONSHIP WITH THAT ENTITY.

Response:

     We have substantially revised the Registration Statement text to eliminate the confusing verbiage. We have carefully edited for consistency throughout, but have not marked as (COMMENT #1) because there were numerous corrections. We hope this is acceptable.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 2 of 11

ITEM 1. BUSINESS, PAGE 3
------------------------

     In order to respond to the comments regarding Item 1, we have substantially revised and edited the document for these comments. After such action the pagination of the document has changed, considerably. We have marked when possible those specific revisions that were a result of the comments.

2. WE NOTE YOUR STATEMENT THAT THE COMPANY "PLANS TO LAUNCH ITS FIRST NETWORK IN BEIJING DURING THE SECOND QUARTER OF 2008." UPDATE THIS DISCLOSURE AND SPECIFICALLY IDENTIFY THE SOURCES OF THE NECESSARY CAPITAL TO FUND SUCH DEVELOPMENT.

Response:

     We have updated the disclosures in the document to reflect that the Company is in the process of completing and launching the first network in Beijing prior to the end of the third quarter. We have also identified the use of funds currently raised to launch the initial network and what will be needed to complete launches of additional networks and the company's business plan on page 4 where marked (COMMENT #2).

3. WE NOTE YOUR STATEMENT THAT YOU ARE ESTABLISHING A SET OF WHOLLY OWNED AND PARTIALLY OWNED COMPANIES IN THE PRC TO OPERATE YOUR BUSINESS. PLEASE REVISE YOUR DISCLOSURE HERE AND ELSEWHERE IN THE DOCUMENT, AS APPROPRIATE, TO PROVIDE A DETAILED DISCUSSION OF YOUR CORPORATE STRUCTURE. TO AID INVESTORS IN UNDERSTANDING YOUR COMPLEX CORPORATE STRUCTURE, WE ENCOURAGE YOU TO INCLUDE A REVISED DIAGRAM OF YOUR CURRENT CORPORATE STRUCTURE IN THE BUSINESS SECTION.

Response:

     We have included a newly revised diagram as Exhibit 99.1 - Appendix A to comply with this Comment. Please see (COMMENT #3).

4. ALSO, PROVIDE A DETAILED DESCRIPTION OF THE NATURE OF YOUR OWNERSHIP INTEREST IN EACH OF THE OPERATING COMPANIES IN THE PRC. IF YOU INTEND TO OPERATE YOUR BUSINESS IN THE PRC THROUGH CONTRACTUAL ARRANGEMENTS WITH OPERATING ENTITIES, ENSURE THAT YOU DISCUSS THE RISKS AND UNCERTAINTIES ASSOCIATE WITH OPERATING A BUSINESS IN THE PRC THROUGH AN OWNERSHIP STRUCTURE BASED ON CONTRACTUAL ARRANGEMENTS RATHER THAN ON EQUITY.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 3 of 11

Response:

     We have responded to comment number 4, by including the nature of the Company's ownership in each entity in the diagram labeled Exhibit 99.1 -
Appendix A. Further, we have included disclosure as to our ownership in these entities and their operational status. The Company does not intend to operate the entities through contractual arrangements and therefore no disclosure has been made as to operating agreements. These disclosures are found on pages 4 and 6 and are marked (COMMENT #4).

     Disclosures relating to the risks and uncertainties of operating companies in the People's Republic of China (PRC) can be found in the Risk Factors.

5. WE NOTE FROM YOUR DISCLOSURE THAT THE OPTICAL FIBER AND LICENSED SPECTRUM PURCHASED ON BEHALF OF THE COMPANY TO DATE ARE CURRENTLY HELD BY THREE PARTIES IN BEIJING, CHINA. PLEASE DESCRIBE ANY RELATIONSHIP OR COMMON OWNERSHIP BETWEEN YOU, OR ANY OF YOUR AFFILIATES, AND THE BUYERS AND HOLDERS OF THE OPTICAL FIBER AND LICENSED SPECTRUM. ALSO, WE NOTE THAT YOU HAVE ACCOUNTED FOR THOSE TRANSACTIONS AS NON-REFUNDABLE DEPOSITS. PLEASE DESCRIBE HOW THE OPTICAL FIBER AND LICENSED SPECTRUM WERE PURCHASED "AT THE DIRECTION" OF THE COMPANY AND DISCUSS WHETHER YOU HAVE DIRECT OWNERSHIP OVER THOSE ASSETS, OR, ALTERNATIVELY, HOW YOU PLAN TO EXERCISE CONTROL OVER THOSE ASSETS AND DERIVE THE ECONOMIC BENEFIT FROM THEM.

Response:

     As previously mentioned much of Item 1 was revised and edited for these comments. Also, please see the paragraphs marked (COMMENT #5) on pages 3 and 4 in response to this comment.

6. WE NOTE THE DISCLOSURE ON YOUR WEBSITE THAT YOU HAVE ENTERED INTO A COOPERATIVE AGREEMENT WITH A MAJOR BROADBAND PROVIDER IN BEIJING TO IDENTIFY AND PURCHASE COMPANIES IN THE WI-MAX ARENA. PLEASE EXPAND YOUR DISCLOSURE HERE AND ELSEWHERE IN THE REGISTRATION STATEMENT, AS APPROPRIATE, TO PROVIDE A DESCRIPTION OF ALL MATERIAL TERMS OF THE COOPERATION AGREEMENT AND THE IDENTITY OF THE COUNTERPARTY.

Response:

     The cooperative agreement referred to on our website was not completed and has been abandoned by all parties. We have removed the discussion of the cooperative agreement from our website and have not made any disclosure of it within this document.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 4 of 11

7. UNDER A SEPARATE HEADING, PLEASE PROVIDE A DETAILED DISCUSSION OF THE PRINCIPAL GOVERNMENTAL REGULATIONS THAT YOUR BUSINESS WILL BE SUBJECT TO, IN PARTICULAR THOSE APPLICABLE TO FOREIGN-INVESTED ENTERPRISES IN THE PRC.

Response:

     We have included a separate section entitled PRINCIPAL CHINESE GOVERNMENT REGULATIONS on page 12 where marked (COMMENT #7) to satisfy this comment.

8. ITEM 101(H)(4)(XII) OF REGULATION S-K REQUIRES DISCLOSURE OF THE NUMBER OF TOTAL AND FULL-TIME EMPLOYEES. WE NOTE YOUR DISCLOSURE ON PAGE 5 THAT YOU INTEND ON HIRING SALESPEOPLE, BUT PLEASE CLARIFY THAT YOU CURRENTLY HAVE NO EMPLOYEES.

Response:

     We have included disclosure as to the number of full and part-time employees on Page 3 where marked (COMMENT #8).

9. PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 101(H)(5) OF REGULATION S-K REGARDING REPORTS TO SECURITY HOLDERS.

Response:

     We have included information regarding the reports to shareholders as required by Item101(h)(5) on page 3 where marked (COMMENT #9).

RISK FACTORS, PAGE 11
---------------------
GENERAL
-------

10. SOME OF YOUR RISK FACTORS ARE TOO VAGUE AND GENERIC, AND AT TIMES UNNECESSARILY REDUNDANT, TO ADEQUATELY REFLECT THE RISKS THAT THE COMPANY IS SUBJECT TO. PLEASE REVIEW YOUR ENTIRE RISK FACTOR SECTION AND REVISE AS NECESSARY SO THAT IT IS CONCISE AND ORGANIZED LOGICALLY. PLEASE DO NOT PRESENT RISKS THAT COULD APPLY TO ANY ISSUER IN YOUR INDUSTRY OR ANY OTHER INDUSTRY. IF YOU ELECT TO RETAIN ANY OF THE GENERAL RISK FACTORS IN YOUR DOCUMENT, YOU MUST CLEARLY EXPLAIN HOW THEY APPLY TO YOUR INDUSTRY, OR TO YOU. ALSO, SOME OF THE SUBHEADINGS IN YOUR RISK FACTORS MERELY DESCRIBE A FACT ABOUT YOUR BUSINESS, AND DO NOT REFLECT THE RISK YOU ARE TRYING TO CONVEY. REVISE YOUR RISK FACTOR SUBHEADINGS SO THEY REFLECT THE RISK THAT FOLLOWS.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 5 of 11

FOR EXAMPLE:

CHINA WI-MAX HAS NO OPERATING HISTORY OR REVENUE...., PAGE 11
CHINA WI-MAX MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN, PAGE 11
CHINA WI-MAX CAN GIVE NO ASSURANCE OF SUCCESS...., PAGE 12
CHINA WI-MAX MAY HAVE A SHORTAGE OF WORKING CAPITAL...., PAGE 12
CHINA WI-MAX HAS MINIMAL OPERATING HISTORY..... PAGE 12
CHINA WI-MAX MAY ISSUE DEBT......., PAGE 14

PLEASE NOTE THAT THESE ARE EXAMPLES ONLY. PLEASE REVIEW YOUR ENTIRE RISK FACTOR SECTION AND REVISE AS NECESSARY. REFER TO ITEM 503(C) OF REGULATION S-K.

Response:

     Please note that we have updated the Risk Factor section to eliminate vague and generic text beginning on page 18 where marked (COMMENT #10).

11. IN LIGHT OF THE PRC LAWS GOVERNING FOREIGN OWNERSHIP AND INVESTMENTS IN TELECOMMUNICATIONS ENTERPRISES, PLEASE INCLUDE RISK FACTORS THAT DISCUSS THE RISKS OF ESTABLISHING, OR ENTERING INTO CONTRACTUAL ARRANGEMENTS WITH, OPERATING COMPANIES IN THE PRC.

Response:

     We have added Risk Factors to include the risks of operating in the PRC beginning on page 28 where marked (COMMENT #11).

12. WE NOTE YOUR DISCLOSURE ON PAGE 27 REGARDING THE POTENTIAL NEED FOR ADDITIONAL FINANCING IN THE FUTURE. PLEASE PROVIDE A NEW RISK FACTOR TO DISCUSS THE FACT THAT FINANCING MAY NOT BE AVAILABLE TO YOUR IN AMOUNTS OR ON TERMS ACCEPTABLE TO YOU, IF AT ALL.

Response:

         We have added the paragraph marked (COMMENT #12) on page 20.

CHINA WI-MAX MAY ISSUE DEBT HAVING PRIORITY, PAGE 14
----------------------------------------------------

13. THE FIRST SENTENCE OF THIS RISK FACTOR APPEARS TO BE FROM A RISK FACTOR CONTAINED IN A DEBT OFFERING. PLEASE REVISE TO CORRECT.

Response:

     We have amended this risk factor on page 21 where marked (COMMENT #13).

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 6 of 11

ITEM 2. FINANCIAL INFORMATION, PAGE 20
--------------------------------------

14. FOR EASE OF REFERENCE, PLEASE PRESENT YOUR DISCLOSURE IN ITEM 2 UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." SEE ITEM 303 OF REGULATION S-K.

Response:

     Please see added language on page 34 responsive to your comment marked (COMMENT #14).

15. WE ENCOURAGE YOU TO INCLUDE AN INTRODUCTORY SECTION OR OVERVIEW TO YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS. THIS OVERVIEW SECTION SHOULD PROVIDE INVESTORS WITH AN EXECUTIVE LEVEL INTRODUCTION TO THE COMPANY, ITS PRODUCTS AND SERVICES. AMONG OTHER THINGS, THE DISCUSSION SHOULD ALSO PROVIDE INSIGHT INTO CHALLENGES, RISKS AND OPPORTUNITIES ON WHICH MANAGEMENT IS MOST FOCUSED FOR BOTH THE SHORT- AND LONG-TERM, AND DISCUSS ANY ACTIONS BEING TAKEN TO ADDRESS THE SAME. SEE SECTION III.A. OF RELEASE NO. 33-8350.

Response:

     In response to this comment we have added a section titled "Introduction" on page 34 marked (COMMENT #15).

PLAN OF OPERATION, PAGE 21
--------------------------

16. WE NOTE YOUR REFERENCE TO AN ONGOING CONVERTIBLE NOTE PRIVATE PLACEMENT. WE ALSO NOTE VARIOUS REFERENCES TO AN OFFERING MEMORANDUM ON YOUR WEBSITE. PLEASE TELL US IN YOUR RESPONSE LETTER HOW YOU ARE IDENTIFYING POTENTIAL INVESTORS IN THIS PRIVATE OFFERING.

Response:

     We have indentified potential investors in our private offering though referrals of friends and family. We have not used a third party to raise the funds. We have answered this comment on page 36 where marked (COMMENT #16).

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23
----------------------------------------

17. PLEASE PROVIDE A MORE DETAILED DISCUSSION OF YOUR ABILITY TO MEET YOUR LONG-TERM LIQUIDITY NEEDS AND PROVIDE GREATER INSIGHT INTO THE LENGTH OF TIME BEYOND 2008 THAT THE SUFFICIENCY OF THE PROCEEDS FROM YOUR FINANCING ACTIVITIES WILL EXTEND. WE CONSIDER "LONG-TERM" TO BE THE PERIOD IN EXCESS OF THE NEXT 12 MONTHS. SEE SECTION III.C. OF RELEASE NO. 33-6835 AND FOOTNOTE 43 OF RELEASE NO. 33-8350. IN ADDITION, REVISE TO QUANTIFY YOUR MATERIAL LONG-TERM LIQUIDITY REQUIREMENTS, TO THE EXTENT PRACTICABLE.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 7 of 11

Response:

     We have provided greater details on our ability to meet our long-term liquidity needs not only over the next 12-month period but over the next 36-month period in response to your comment. We have included disclosure as to our plans for additional financing. This disclosure can be found on page 38 marked (COMMENT #17).

18. DISCLOSE THE AMOUNT OF INTEREST AND PRINCIPAL PAID TO DATE ON THE CONVERTIBLE NOTES. CONFIRM THAT THE COMPANY IS NOT IN DEFAULT ON PAYMENTS ON THE NOTES.

Response:

     We have included disclosure stating that no interest on principal has been paid to date on the convertible notes and that the Company is not in default on the payments on the notes in both the liquidity and capital discussions on pages 38 and 40 marked as (COMMENT #18).

19. WE NOTE THAT YOU INTEND TO DEPLOY YOUR BUSINESS THROUGH OPERATING COMPANIES IN THE PRC. IN YOUR DISCUSSION, PLEASE DESCRIBE ANY LEGAL OR ECONOMIC RESTRICTIONS ON THE ABILITY OF YOUR SUBSIDIARIES OR OPERATING COMPANIES IN THE PRC TO PAY DIVIDENDS OR EFFECT DISTRIBUTIONS TO YOU, AND THE IMPACT, IF ANY, OF SUCH RESTRICTIONS ON YOUR ABILITY TO MEET YOUR CASH OBLIGATIONS.

Response:

     Please see page 6 responsive to your comment marked (COMMENT #19).


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 27
------------------------------------------------------------------

20. IN LIGHT OF YOUR DISCLOSURE ON PAGE 16, IT APPEARS THAT YOU WILL BE SUBJECT TO FOREIGN CURRENCY EXCHANGE RISK BECAUSE YOU EXPECT TO GENERATE REVENUES AND INCUR EXPENSES AND LIABILITIES IN BOTH CHINESE RENMINBI AND U.S. DOLLARS. ALSO, WE NOTE THAT YOU MAY BE EXPOSED TO INTEREST RATE RISK ON THE INTEREST INCOME GENERATED BY YOUR CASH HOLDINGS. PLEASE PROVIDE ALL THE INFORMATION REQUIRED BY
ITEM 305 OF REGULATION S-K WITH RESPECT TO FOREIGN CURRENCY EXCHANGE AND INTEREST RATE RISK, AS WELL AS ANY OTHER RELEVANT MARKET RISK.

Response:

     We have disclosure as to the risks regarding foreign currency translations on page 44 marked (COMMENT #20). We have not added any disclosure as to interest rate risk on interest income, since our cash holdings at this time do not generate interest income. Our cash holdings are held in a non-interest bearing bank account.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 8 of 11

CONFLICTS OF INTEREST, PAGE 31
------------------------------

21. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION ON THE AGREEMENT BY THE BOARD OF DIRECTORS REGARDING POTENTIAL BUSINESS OPPORTUNITIES THAT MAY BECOME AVAILABLE TO COMPANIES WITH WHICH YOUR DIRECTORS AND EXECUTIVE OFFICERS MAY BE AFFILIATED. IN YOUR RESPONSE, PLEASE LIST THE NAMES OF SUCH COMPANIES TO DATE AND THE DATES IN WHICH THOSE COMPANIES REGISTERED SECURITIES UNDER THE SECURITIES EXCHANGE ACT OF 1934.

Response:

We have not provided additional information on any agreements or policies effected by the board of directors regarding potential business opportunities with which directors and officers may be affiliated, since we do not have any such agreements or polices in effect.

ITEM 6. EXECUTIVE COMPENSATION
------------------------------
SUMMARY COMPENSATION TABLE, PAGE 33
-----------------------------------

22. PLEASE PROVIDE FOOTNOTE DISCLOSURE DESCRIBING THE AMOUNTS REPORTED UNDER THE ALL OTHER COMPENSATION COLUMN.

Response:

     Footnotes have been inserted to accompany the Summary Compensation Table. Please see page 50 where marked (COMMENT #22).

23. IN LIGHT OF YOUR DISCLOSURE ON PAGE 33 REGARDING YOUR EMPLOYMENT AGREEMENTS WITH MESSRS. RABINOFF AND HARRIS, PLEASE CONFIRM THAT THEY DID NOT EARN A SALARY FOR 2007.

Response:

     Messrs. Rabinoff and Harris did not earn a salary during 2007. Please refer to the footnotes accompanying the Summary Compensation Table on page 50 where marked (COMMENT #23).

24. WE NOTE THE AMOUNTS REPORTED UNDER THE STOCK AWARDS COLUMN FOR YOUR 2007 FISCAL YEAR. HOWEVER, YOUR DISCLOSURE UNDER "- OPTION/SAR GRANTS IN THE LAST FISCAL YEAR" INDICATES THAT NO STOCK OPTIONS WERE GRANTED IN 2007. PLEASE REVISE AS APPROPRIATE.

Response:

     We have revised the section "Option/SAR Grants in the Last Fiscal Year" to comply with this comment. Please see page 51 where marked (COMMENT #24).

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 9 of 11

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS, PAGE 33
-------------------------------------------------------------------------

25. PLEASE EXPAND THE DISCLOSURE OF YOUR EMPLOYMENT AGREEMENTS WITH MESSRS. RABINOFF AND HARRIS TO PROVIDE A DESCRIPTION OF ALL MATERIAL TERMS. ALSO, WE NOTE THAT THE EMPLOYMENT AGREEMENTS DO NOT APPEAR AS EXHIBITS TO THE
REGISTRATION STATEMENT. HOWEVER, ITEM 601(B)(10)(III)(A) OF REGULATION S-K REQUIRES THEIR FILING AS MATERIAL CONTRACTS. PLEASE FILE.

Response:

     Please see inserted text under "Employment Agreements and Termination of Employment and Change-In-Control Arrangements" on page 51 where marked (COMMENT #25). We have also included two employment agreements as Exhibits #10.2 and #10.3.

STOCK OPTION AWARD AND COMPENSATION PLAN, PAGE 34

26. PLEASE FILE YOUR INCENTIVE STOCK OPTION PLAN AS AN EXHIBIT TO THE REGISTRATION STATEMENT. SEE ITEM 601(B)(10)(III)(A) OF REGULATION S-K.

Response:

     We have included the 2008 China Wi-Max Communications, Inc. Stock Option Award and Compensation Plan as Exhibit 10.5 to comply with your comment.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 36
---------------------------------------------------------------------------

27. TO AID INVESTOR UNDERSTANDING, PLEASE DISCLOSE THE REASONS FOR FILING THIS REGISTRATION STATEMENT AND WHETHER YOU INTEND TO HAVE YOUR COMMON STOCK APPROVED FOR QUOTATION IN AN OVER-THE-COUNTER MARKET.

Response:

     We have updated the first paragraph of this section on page 56. Please see the paragraph marked (COMMENT #27).

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 37
---------------------------------------------------------

28. PLEASE PROVIDE ALL THE INFORMATION REQUIRED BY ITEM 701(D) OF REGULATION S-K REGARDING THE BASIS OF THE EXEMPTION FROM REGISTRATION CLAIMED.

Response:

     We have added language to page 68 where marked (COMMENT #28) to satisfy this comment.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 10 of 11

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED, PAGE 47
-------------------------------------------------------------------------

29. PLEASE PROVIDE ALL THE INFORMATION REQUIRED BY ITEM 202(A)(5) OF REGULATION S-K REGARDING PROVISIONS IN YOUR CHARTER OF ARTICLES OF INCORPORATION THAT MAY HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL OF THE COMPANY, INCLUDING THE AVAILABILITY OF AUTHORIZED BUT UNISSUED PREFERRED STOCK.

Response:

     Please see the last paragraph added on page 69 under "Common Stock" to satisfy this comment. We have marked the paragraph with (COMMENT #29)

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 49
-------------------------------------------------------------

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6. SHAREHOLDERS DEFICIT
-------------------------------------------

STOCK OPTION PLAN, PAGE 73
--------------------------

30. WE NOTE THAT YOUR SHAREHOLDERS HAVE YET TO RATIFY THE STOCK OPTION AWARD AND COMPENSATION PLAN. TELL US HOW YOU HAD A GRANT DATE/MEASUREMENT DATE CONSIDERING THAT YOUR PLAN IS SUBJECT TO SHAREHOLDER APPROVAL. REFER TO SFAS 123(R), SPECIFICALLY THE DEFINITION OF GRANT DATE IN APPENDIX E.

Response:

     Although our shareholders have not yet ratified the Stock Option Award and Compensation Plan, we believe that shareholder approval is essentially a formality, since management and the members of the board of directors control enough votes to approve the arrangement (they control approximately 59.5% of the Company's outstanding voting common stock). Therefore, we believe that the awards were granted pursuant to the definition of Grant Date in SFAS No. 123(R), Appendix E.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS, PAGE 75

31. PLEASE REFER TO ITEM 601(B) OF REGULATION S-K FOR A LIST OF THE EXHIBITS REQUIRED TO BE FILED WITH A FORM 10 AND REVISE YOUR FILING AS NECESSARY. ALSO, PLEASE ENSURE ALL EXHIBITS FILED ARE IN LEGIBLE FORMAT.

Response:

     We  have  included  additional   exhibits  to  this  amended   Registration
Statement. Please refer to page 95. We are also re-filing the Articles of Incorporation (Exhibit 3.1) and Certificate of Amendment (Exhibit 3.2) in a legible format.

September 25, 2008
China Wi-Max Communication, Inc.
Amendment No. 1 to Form 10
File No. 000-53268
Page 11 of 11

32. WE NOTE THAT SOME OF YOUR EXHIBITS ARE IN CHINESE. PLEASE REFER TO RULE 306 OF REGULATION S-T REGARDING FILING OR SUBMISSION OF DOCUMENTS IN A FOREIGN LANGUAGE AND REVISE YOUR FILING AS NECESSARY.

Response:

     We have removed these maps as exhibits to the document due to the difficulty in getting such items translated to English. The information provided by the maps is discussed on page 8.


     If you can review the amendment, and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

     Thank you for your attention.

                                            Sincerely,

                                            /s/Michael A. Littman

                                            Michael A. Littman

MAL:cc

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10/A
                                 AMENDMENT NO. 1
                        GENERAL FORM FOR REGISTRATION OF
                 SECURITIES Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                        CHINA WI-MAX COMMUNICATIONS, INC.
                   -----------------------------------------
             (Exact name of registrant as specified in its charter)

             Nevada                                      61-1504884
----------------------------------                ------------------------
 State or other jurisdiction of                       I.R.S. Employer
  incorporation or organization                      Identification No.

             1905 Sherman Street, Suite 335, Denver, Colorado 80203
 ------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

               Registrant's telephone number, including area code:
                                  303-668-0199

        Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class to be so                       Name of each exchange
           registered                               on which each class is
                                                       to be registered
----------------------------------                  ------------------------
         Not Applicable                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                                (Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

------------------------------- ------- ------------------------------ ---------
Large accelerated filer           [___] Accelerated filer                  [___]
------------------------------- ------- ------------------------------ ---------
Non-accelerated filer             [___] Smaller reporting company          [_X_]
(Do not check if a smaller
 reporting company)
------------------------------- ------- ------------------------------ ---------

                                            TABLE OF CONTENTS

            TITLE                                                                            PAGE NUMBER
            -----------------------------------------------------------------------------    ---------------
Item 1      BUSINESS                                                                               3
Item 1A     RISK FACTORS                                                                           18
Item 2      FINANCIAL INFORMATION                                                                  34
Item 3      PROPERTIES                                                                             44
Item 4      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                         44
Item 5      DIRECTORS AND EXECUTIVE OFFICERS                                                       46
Item 6      EXECUTIVE COMPENSATION                                                                 50
Item 7      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                         54
Item 8      LEGAL PROCEEDINGS                                                                      56
Item 9      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED            56
            STOCKHOLDER MATTERS
Item 10     RECENT SALES OF UNREGISTERED SECURITIES                                                57
Item 11     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED                                68
Item 12     INDEMNIFICATION OF DIRECTORS AND OFFICERS                                              69
Item 13     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                                            70
Item 14     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL              96
            DISCLOSURE
Item 15     FINANCIAL STATEMENTS AND EXHIBITS                                                      96

ITEM 1.  BUSINESS

CHINA WI-MAX COMMUNICATIONS, INC.

China Wi-Max Communications, Inc. ("China Wi-Max" or "the Company"), incorporated in the state of Nevada on July 5, 2006, is a development-stage telecommunications broadband provider focused on providing commercial customers, specifically in first and second tier markets in China with high-bandwidth connections through subsidiary companies. Through these 50% and 100% owned subsidiaries, China Wi-Max intends to build, own, and operate metropolitan area Internet Protocol (IP) based broadband networks, using both owned optical fiber and licensed Wi-Max capable wireless spectrum.

China Wi-Max networks will be designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. China Wi-Max believes it can bypass the local loop facilities of the local exchange carrier to connect enterprise customers directly to the global communications network. At this time, China Wi-Max has three full-time and two part- time employees in the United States, augmented by a number of contract personnel and professional services organizations. (COMMENT #8)

China Wi-Max is not a reporting company at this time. There is no trading market for China Wi-Max's common stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles and audited by independent registered public accounting firm which will be accessible at the SEC website (www.sec.gov), and intend to register under the Securities Exchange Act, Section 12(g). (COMMENT #9)

CHINA WI-MAX STRATEGY

China Wi-Max is focused on creating a carrier class telecommunications network by combining a set of assets within China through the acquisition and deployment of fiber optics and wireless connectivity. The Company is establishing a set of what will be two wholly-owned (100%) and one partially-owned (50%) subsidiary companies in China through which China Wi-Max intends to operate in China. (Refer to the following section and Appendix A - Exhibit 99.1 - regarding Corporate Structure). At the direction of, and with funding from, China Wi-Max, optical fiber and spectrum licenses were purchased in Beijing and Hangzhou. The Company has accounted for these transactions as non-refundable deposits, as there could be a question as to recoverability if the acquisition of the subsidiary companies (later referred to as Beijing Gao Da Yang Guang Communication Technology Ltd., which holds the wireless licenses, and Beijing Yuan Shan Shi Dai Technology CO, Ltd., which holds the fiber optic cable assets) who control these assets is not completed. (COMMENT #5) The primary party controlling these assets--currently reflected as non-refundable deposits--also owns approximately 7.4% of China Wi-Max stock. Upon receipt of an additional $5 million of funding which China Wi-Max is seeking, China Wi-Max intends to acquire additional wireless spectrum and optical fiber assets in eight markets in 2008 and 2009.

Starting in January 2008, China Wi-Max began a Convertible Promissory Note offering. As a result of such offering, China Wi-Max received $1,015,000, to date (see page 36). The funds raised to date from this offering have been used to purchase the optical fiber and spectrum licenses in Beijing and Hangzhou and complete the initial deployment of the fiber optics connectivity in Beijing during the 3rd quarter of 2008.

In order to fully complete the China Wi-Max business plan as described on page 14, China Wi-Max will need to raise at least a second round of $5 million dollars through equity, debt, or a combination thereof during the first half of 2009. (COMMENT #2)

OVERVIEW OF CORPORATE STRUCTURE

The following chart represents an overview of the corporate structure that will be employed by China Wi-Max to execute its business plan: (COMMENT #3)

                    Please refer to Exhibit 99.1 - Appendix A

Beijing Yuan Shan Da Chuan Business Development Ltd. is in the process of being established as a wholly owned foreign entity. Beijing Gao Da Yang Guang Communication Technology Ltd., and Beijing Yuan Shan Shi Dai Technology CO, Ltd. have been established in China as locally owned Chinese companies, with the intent of being acquired by China Wi-Max. Currently, there is activity in Beijing Gao Da Yang Guang Communication Technology Ltd., which has been funded by deposits delivered by China Wi-Max and has eight full-time employees. Any portion of the deposited funds that have been used for expense purposes have been recorded as such in China Wi-Max financial statements. China Wi-Max has filed documents to purchase 100% of the outstanding shares of Beijing Yuan Shan Shi Dai Technology CO, Ltd. and is awaiting government approval of the purchase, which is expected in about four to eight weeks. The establishment of Beijing Yuan Shan Da Chuan Business Development Ltd. as a wholly owned foreign entity is in process and is expected to be completed in four to six weeks. China Wi-Max has deferred the acquisition of 50% of the outstanding shares of Beijing Gao Da Yang Guang Communication Technology Ltd., pending approval of Beijing Gao Da Yang Guang Communication Technology Ltd.'s Beijing ISP license application.

After establishment or acquisition, each company will possess the following attributes: (COMMENT #4)

Beijing Yuan Shan Shi Dai Technology CO, Ltd. is to be 100% owned by China Wi-Max and will hold fiber optic cable assets and other such assets as are needed in order to establish and operate the networks to be deployed. Beijing Yuan Shan Shi Dai Technology CO, Ltd. currently holds the fiber optic cable deeds for Beijing and Hangzhou and has issued a Declaration of Trust to China Wi-Max as Beneficiary, until such time as the acquisition of 100% of Beijing Yuan Shan Shi Dai Technology CO, Ltd.'s shares is approved by the Beijing governmental authority (see Exhibit 9.4). (COMMENT #5) Beijing Yuan Shan Shi Dai Technology CO, Ltd. will enter into a contractual arrangement whereby Beijing Gao Da Yang Guang Communication Technology Ltd., and Beijing Yuan Shan Da Chuan Business Development Ltd. will have the right to use these assets to provide value-added data services. Beijing Yuan Shan Shi Dai Technology CO, Ltd.'s Board of Directors and management will be appointed by China Wi-Max.

Beijing Gao Da Yang Guang Communication Technology Ltd. is to be 50% owned by China Wi-Max will hold ISP license(s) and all wireless spectrum licenses.
Beijing Gao Da Yang Guang Communication Technology Ltd., currently holds the spectrum licenses for Beijing, Hangzhou and Shanghai. Beijing Gao Da Yang Guang Communication Technology Ltd., has issued a Declaration of Trust to China Wi-Max as Beneficiary, until such time as the acquisition of 50% of Beijing Gao Da Yang Guang Communication Technology Ltd.'s shares is approved by the Beijing governmental authority (see Exhibit 9.4) Beijing Gao Da Yang Guang Communication Technology Ltd., will have the right to contractually use the assets held by Beijing Yuan Shan Shi Dai Technology CO, Ltd. to deliver value-added services to customers. The acquisition of Beijing Gao Da Yang Guang Communication Technology Ltd. will begin after Beijing Gao Da Yang Guang Communication Technology Ltd. has received an ISP license for Beijing. After acquisition of 50% of the shares of Beijing Gao Da Yang Guang Communication Technology Ltd., and based on discussions with the current owner of Beijing Gao Da Yang Guang Communication Technology Ltd., China Wi-Max expects to control a majority of the Board of Director seats of Beijing Gao Da Yang Guang Communication Technology Ltd., post-acquisition.

Beijing Yuan Shan Da Chuan Business Development Ltd., to be 100% owned by China Wi-Max as a wholly owned foreign entity, will be the primary interface with end customers through a "Professionally Managed Outsourcing Service Provider Contract" to be executed between it and Beijing Gao Da Yang Guang Communication Technology Ltd., and Beijing Yuan Shan Shi Dai Technology CO, Ltd. Beijing Yuan Shan Da Chuan Business Development Ltd.'s Board of Directors and management will be appointed by China Wi-Max.

After acquisition of 100% of the shares of Beijing Yuan Shan Shi Dai Technology CO, Ltd., and establishment of Beijing Yuan Shan Da Chuan Business Development Ltd. as a 100% owned foreign entity, the three companies are expected to enter into a "Professionally Managed Outsourcing Service Provider Contract," whereby Beijing Yuan Shan Da Chuan Business Development Ltd. will operate all aspects of the networks and business on behalf of Beijing Gao Da Yang Guang Communication Technology Ltd. and Beijing Yuan Shan Shi Dai Technology CO, Ltd. This will include, but not be limited to: sales, marketing, customer service, customer billing, collection, network management, equipment specification, other engineering services, etc. All customer payments will remain with Beijing Yuan Shan Da Chuan Business Development Ltd. The "Professionally Managed Outsourcing Service Provider Contract" will determine the amount to be paid from Beijing Yuan Shan Da Chuan Business Development Ltd. to Beijing Gao Da Yang Guang Communication Technology Ltd.,and the associated terms of such payments. All end customers will be customers of Beijing Gao Da Yang Guang Communication Technology Ltd., serviced by Beijing Yuan Shan Da Chuan Business Development Ltd. Until such time as Beijing Gao Da Yang Guang Communication Technology Ltd. receives an ISP license, a contract has been entered into to use the ISP license of another Beijing Company. This Cooperation Agreement is with Beijing Gao Da Yang Guang Communication Technology Ltd. and will be assigned to Beijing Yuan Shan Da Chuan Business Development Ltd., as soon as the establishment of the Beijing Yuan Shan Da Chuan Business Development Ltd. is complete.

After the establishment of Beijing Yuan Shan Da Chuan Business Development Ltd. and acquisitions of 50% of Beijing Gao Da Yang Guang Communication Technology Ltd., and 100% of Beijing Yuan Shan Shi Dai Technology CO, Ltd., China Wi-Max intends to account for investments in the individual companies primarily as notes/loans receivable. In the early years, it is expected that money to build the business in China will flow from China Wi-Max to various subsidiary companies as necessary to meet requirements of the China Wi-Max business plan.

Currently, there are no legal impediments that would hinder future repayment of these loans to the parent company. Additionally, there are no existing impediments to paying the equivalent of dividends to the parent company, China Wi-Max, after the appropriate in-country (China) taxes are paid. The current business plan does not contemplate any funds returned from China to China Wi-Max for successful execution. (COMMENT #19)

The preceding description of corporate structure will provide China Wi-Max with the basis to operate a value-added telecommunications service business in China that meets legal and regulatory requirements, while at the same time giving the corporate parent significant direct and indirect control over subsidiary companies. In the described structure, China Wi-Max`s lowest equity ownership is 50%. In the case of Beijing Gao Da Yang Guang Communication Technology Ltd. China Wi-Max expects to have disproportionate Board representation, though control risks will remain that would not exist if China Wi-Max could own more than 50% of Beijing Gao Da Yang Guang Communication Technology Ltd. some of this risk can be mitigated through a "Professionally Managed Outsourcing Service Provider Contract." The contract's renewal provisions, in addition to other provisions would be included to compensate for disproportionate Board representation and supermajority voting requirements. (COMMENT #4)

LICENSES AND AGREEMENTS

The Cooperation Agreement by and between Beijing Gao Da Yang Guang Communication Technology, Ltd. (a subsidiary of China Wi-Max) and Beijing Long Ten Jia Xun Net Technology, Ltd. provides for both parties to use each other's existing fiber network and related infrastructures to develop their services in Beijing. The Cooperation Agreement further provides for Beijing Long Ten Jia Xun Net Technology, Ltd. to contract with Beijing Yuan Shan Da Chuan Commerce Developing Co., Ltd. (a subsidiary of China Wi-Max) for the execution of the collection of fees and issuing invoices to customers. The Cooperation Agreement provides for Beijing Gao Da Yang Guang Communication Technology to pay on a quarterly basis 3% of the revenue received from the services provided by all parties.

China Wi-Max has deposits on three city 5.8GHz frequency licenses which were granted from MII office of Beijing, Hangzhou and Shanghai. The coverage is the administrative area of each city government. The frequency range of the licenses is from 5725MHz-5850MHz.

According to the National Radio Stations Frequency Occupation Charging Standard:

     o For microwave station frequencies below 10 GHz, the charge is 40 yuan per station per MHz (launch) per year. For example: If the base station working frequency is 4MHzx40RMB/Year or 8MHzx40RMB/Year. In
          Beijing: x1(yr), Shanghai: x3(yr); Hangzhou:x2(yr)

THREE LICENSE USAGE PERIOD:

Beijing: January 7, 2008 "C Dec.31, 2008
Hangzhou: November 1, 2007 "C Oct.30, 2009
Shanghai: June 1, 2008 "C May 31, 2011

ACCORDING TO NATIONAL RADIO FREQUENCY USAGE REGULATION:

During the license-effective period, China Wi-Max can set up base stations and has to register them in local MII offices. One month before the expiration date of each license, China Wi-Max will need to apply for annual inspection and submit the renewal fee for each station. It is not necessary to reapply for licenses and no limitation exists on the number of base stations set up.

Whereas  public  Wi-Fi  (Wi-Fi  existing   outside  of  a  structure)   requires
registration and associated fees, Wi-Fi existing within a structure is exempted from said requirements.

SERVICES AND SERVICE DELIVERY

China Wi-Max intends to deploy optical fiber and wireless networks via its planned 50% and 100% owned subsidiaries. This deployment is to be staged initially in Beijing, where the Company intends to validate network performance. Service to customers is to be provided through direct connections to the optical fiber or transmissions over licensed radio spectrum. Services to be offered to customers include high speed broadband Internet access, Voice-over Internet Protocol, or VoIP, bandwidth on demand, bandwidth redundancy, virtual private networks, or VPNs, disaster recovery, bundled data, and video services. Reviews of, and testing with, multiple equipment vendors to determine performance, availability, price, and ability to scale within each market and across multiple markets is currently in process. The launch of the first network in Beijing is currently planned for the second half of 2008. China Wi-Max intends to use proceeds it is currently attempting to raise through a $1.0 million convertible bridge loan for setting up the initial Beijing network. The Board has authorized for up to a 50% oversubscription, and the $1.0 million convertible bridge loan is expected to be completed or otherwise closed in the third quarter of 2008. The initial cost of equipment and installation of the base network is expected to be approximately $250,000. China Wi-Max is in the process of seeking an Investment Advisor to assist it in raising an additional $5 million dollars planned for the fourth quarter of 2008 and another $5 million dollars through equity, debt or a combination thereof during the first half of 2009 Failure of the Company to secure the convertible bridge loan and then an additional $5 million dollars will negatively affect the Company's ability to meet its business plan and could force slowdown or discontinuance of operations (refer to Appendix B - Exhibit 99.2 - for Network Overview).

China Wi-Max plans to tailor and deliver its service offerings to satisfy customer needs based principally upon size through its subsidiary companies. For small businesses, the China-Wi-Max plans to offer connection packages ranging from 1,500,000 bits per second (the speed of a traditional T-1 telephone line) to 5,000,000 bits per second. For medium sized businesses, packages ranging from 5,000,000 bits per second to 10,000,000 bits per second are planned. Large businesses will be offered connection packages ranging from 10,000,000 bits per second to 1,000,000,000 bits per second. It will be possible for client companies to increase their bandwidth at any time in a variety of bits per second increments to meet the demands of these respective businesses. Such upgrades should oftentimes be possible without necessitating additional installation or equipment charges. Furthermore, regardless of business size and connection package, China Wi-Max will seek to guarantee uptime, latency, and throughput that meets or exceeds local industry standards.

To  facilitate  speed to  market  and to  capitalize  on  existing  distribution channels, China Wi-Max is assessing the potential to acquire incumbent value-added resellers in each market. This could be a key enabler to rapid market penetration while also providing an immediate positive impact on revenue and earnings. As of this time, no targets have been identified.

In addition, China Wi-Max is considering the purchase of a high-bandwidth optical fiber backbone that would provide internally-owned interconnection between metropolitan markets where it is currently acquiring fiber and licensed spectrum. These assets, if acquired, will be held by Beijing Yuan Shan Shi Dai Technology CO, Ltd., which is to become a wholly-owned subsidiary.

INITIAL TARGET MARKETS

China Wi-Max's initial ten target markets represent approximately eight percent of the population of China. The initial municipal market areas are:

                          APPROXIMATE MARKET POPULATION

        METROPOLITAN AREA                                POPULATION
        -----------------                        -------------------
        Beijing                                          16,000,000
        Hangzhou                                          6,600,000
        Shanghai                                         17,100,000
        Chongqing                                        12,000,000
        Shenzhen                                          9,000,000
        Dalian                                            5,800,000
        Qingdao                                           7,000,000
        Guangzhou                                        13,500,000
        Xi'an                                             4,000,000
        Tianjin                                           7,200,000
                                                 -------------------
        TOTALS                                           98,200,000
                                                 ===================


CHINA WI-MAX NETWORKS

China Wi-Max plans to establish fiber optic and wireless networks in each of the markets it will serve by purchasing existing fiber and by installing antennae on towers, building rooftops or other structures to send and receive wireless signals that will connect to the Company's fiber network. China Wi-Max will connect the customer to its fiber optic and wireless networks, which are designed to have no single point of failure. The optical fiber will be fed by two or more lead Internet providers located at various points within its service cities. In new markets, China Wi-Max generally plans to activate new customers in two to ten business days of receiving an order. China Wi-Max's coverage area can be accessed by customers on its fiber network and within approximately ten miles of the Company's installed base stations, depending upon location and line of sight access.

MARKET COVERAGE

China Wi-Max intends to grow its business by deploying the Company's service more broadly in each metro market it enters and plans to rapidly increase its subscriber base. China Wi-Max intends to deploy the Company's fiber optic and wireless broadband network broadly in terms of geography and of commercial/business subscribers. China Wi-Max currently intends to increase the number of geographic markets it will serve to ten, taking advantage of a staged roll-out model to deploy the Company's services throughout these major Chinese markets. China Wi-Max also plans to service a wide a range of commercial subscribers, from small businesses to large enterprises.

The identification of which geographic markets China Wi-Max would enter was determined by assessment of specific criteria spanning four broad categories:

     - (i) evaluation of the Company's ability to deploy its services in a given market, considering the Company's optical fiber and spectrum position,
     - (ii) the market, as assessed by evaluating the number of competitors, existing price points, demographic characteristics, and distribution channels,
     - (iii) economic potential of the market, focusing on the size of the market and capital requirements, and
     - (iv) the distances between markets to encourage more cost-effective operational strategies, such as combining offices and/or sales/marketing efforts to streamline business operations in emerging markets.

SALES AND MARKETING

China Wi-Max subsidiary companies, referred to on page 4, will hire sales people to sell services directly to large subscribers in China, but the plan relies primarily on indirect channels of distribution in the first stages of market entry.

Indirect sales channels will include a variety of sales representatives, such as direct agents, resellers, online operators, and building owners. In many cases, the Company expects authorized representatives to assist in developing awareness of and demand for its services by promoting the Company's services and brands as part of its own advertising and direct marketing campaigns. Such representatives will normally be compensated either on a one-time referral fee basis or through the payment of a residual of between 5% and 20% of revenue referred by such representatives, based on volume and other relevant factors.

To  facilitate  speed to  market  and to  capitalize  on  existing  distribution channels, China Wi-Max is assessing the potential to acquire incumbent value-added resellers in each market. This can be a key enabler to rapid market penetration while also providing an immediate positive impact on revenue and earnings. The Company expects to slowly increase its direct sales force to focus on large enterprise accounts as it becomes better established in each new market.

CUSTOMERS

None.

COMPETITION

The market for broadband services is highly competitive, and includes companies that offer a variety of services using a number of distinctly different technological platforms, such as cable networks, DSL, third-generation cellular, satellite, wireless Internet service, and other emerging technologies. China Wi-Max competes with these companies on the basis of the portability, ease of use, speed, and respective price of services. Competitors to the Company's optical fiber and wireless broadband services include:

Local telecom carriers offering non-cable internet services. These companies, like China Netcom (a telecom carrier), are dominant broadband service providers in most of China Wi-Max's target cities. In this sense, local telecom broadband service providers represent China Wi-Max's major competitors for its broadband services.

While telecom carriers hold "last mile access," like fixed phone lines to most urban households, the Company believes that cable operators enjoy a greater competitive advantage by owning last mile connections of a much larger bandwidth. In urban areas targeted by China Wi-Max, a large number of households have both fixed phone line and cable television access. Many of these homes currently have phone line based internet access.

Cable operators in China have to purchase internet connections from telecom carriers. Local telecom carriers which China Wi-Max competes with, however, do not need to pay for internet connection bandwidth which increases their profit margins in this sector over broadband service providers.

Local telecom carriers are actively marketing broadband services on national and provincial, as well as local levels in China. China Wi-Max believes, however, that the ability for cable operators to bundle broadband cable with digital set-top box marketing efforts will help increase penetration of cable broadband service. China Wi-Max believes that it could easily add Voice-over Internet Protocol telephony service (known as "VOIP"), with limited added costs to the Company or the end user. While China Wi-Max does not have current plans to provide VOIP service in the near future, the Company anticipates that, should it ever wish to enter into this business, it would do so with a strategic partner (and subsequent to PRC regulatory approval). China Wi-Max estimates that expansion of their services to include this feature would take 9 to 12 months should it be deemed worthwhile in the future.

         INCUMBENT TELEPHONE COMPANIES

The Company faces competition from traditional wireline operators in terms of price, performance, discounted rates for bundles of services, breadth of service, reliability, network security, and ease of access and use. In particular, China Wi-Max faces competition from traditional wireline companies like China Telecom, China Tietong and China Netcom.

         CABLE MODEM AND DSL SERVICES

China Wi-Max competes with companies that provide Internet connectivity through cable modems or DSL. Principal competitors include cable companies, such as China Cable Television Network and Shanghai Cable TV, although the broadband competition from cable has not been nearly as robust as from DSL. There are many cable companies, but most have a relatively small number of users. Incumbent telephone companies, such as China Telecom, China Tietong and China Netcom have been aggressively adding capacity and upgrading the speed of their DSL networks. Both the cable and telephone companies deploy their services over wired networks initially designed for voice and one-way data transmission that have subsequently been upgraded to provide for additional services.

         CELLULAR AND PCS SERVICES

Cellular carriers are seeking to expand their capacity to provide data and voice services that are superior to China Wi-Max. These providers have substantially broader geographic coverage than China Wi-Max currently has (and expects to have in the foreseeable future). If one or more of these providers can deploy technologies that compete effectively with China Wi-Max services, the mobility and coverage offered by these carriers will provide even greater competition than China Wi-Max currently faces. The Chinese government has not yet set a timetable for distribution of third generation (3G) cellular licenses, which will limit the data capacity that can be delivered via cellular technology. Today's more advanced cellular technologies, such as 3G currently offer broadband service with data packet transfer speeds of up to 2,000,000 bits per second for fixed applications, and slower speeds for mobile applications. It is difficult to determine when the Chinese government may ultimately distribute 3G licenses, so China Wi-Max does not believe the cellular providers will be a major short term threat to its business.

         WIRELESS BROADBAND SERVICE PROVIDERS

China Wi-Max also faces competition from other wireless broadband service providers that use licensed and unlicensed spectrum. In addition to these commercial operators, many local governments, universities, and other governmental or quasi-governmental entities are providing or subsidizing "Wi-Fi" networks. There are numerous small urban wireless operations offering local services that could compete with China Wi-Max in some of its present or planned geographic markets.

         SATELLITE

Satellite providers, such as China Telecom Distant Communication and China Satcom, offer broadband data services that address a niche market, mainly less densely populated areas that are unserved or underserved by competing service providers. Although satellite offers service to a large geographic area, latency caused by the time it takes for the signal to travel to and from the satellite may challenge satellite providers' ability to provide some services, such as VoIP and online gaming, which reduces the size of the addressable market.

         OTHER

China Wi-Max believes other emerging technologies may also seek to enter the broadband services market. For example, China Wi-Max is aware that several power generation and distribution companies are seeking to develop or have already offered commercial broadband Internet services over existing electric power lines.

COMPETITIVE STRENGTHS

Despite facing substantial existing and prospective competition, China Wi-Max believes that it will possess several competitive advantages that will allow it to attract new customers and retain these customers over time. These advantages include:

         RELIABILITY

         Compared to cellular, cable and DSL networks that generally rely on an infrastructure originally designed for non-broadband purposes, the China Wi-Max network was designed specifically to support optical fiber and wireless broadband services. When the networks are deployed, China Wi-Max intends to connect the customer to its optical network, which will connect at several
Carrier interconnection points along its network, thereby eliminating single points of failure. China Wi-Max believes that it will be one of the few broadband providers to offer Separate Egress for true redundancy. The Company intends that its network to deliver at least 99% reliability rates.

         VALUE

         Since China Wi-Max plans to own its entire fiber and wireless network, it believes it will be more price competitive than many competitors. China Wi-Max does not plan to pass along a local loop charge to its customers, since it will not have to buy a local loop from the telephone company.

         ECONOMIC MODEL

         After initially bringing the fiber optic network into operation, China Wi-Max plans to utilize what it considers a "Success Based Capital Approach," which will enable it to acquire capital assets to install as it adds to its customer basis. There is no need for China Wi-Max to pre-build an extensive network before it provides service to a broad area. China Wi-Max will own its entire network, dispensing with the costs involved in using lines owned by telephone or cable companies and its system is expandable and covers an area up to several miles away from each wireless base station that will be installed along China Wi-Max fiber network. This should enable China Wi-Max to realize incremental savings in its build-out costs as China Wi-Max's subscriber base grows.

PRINCIPAL CHINESE GOVERNMENT REGULATIONS (COMMENT #7)

China Wi-Max's operations in China will be carried out by subsidiary companies as follows:

     -    Beijing Yuan Shan Da Chuan Business Development Ltd.,
     -    Beijing Gao Da Yang Guang Communication Technology Ltd., and
     -    Beijing Yuan Shan Shi Dai Technology CO, Ltd.

Beijing Yuan Shan Da Chuan Business Development Ltd. is being established as a wholly owned foreign subsidiary and will be governed by laws including the LAW OF THE PEOPLE'S REPUBLIC OF CHINA ON FOREIGN CAPITAL ENTERPRISES and related regulations.

Beijing Gao Da Yang Guang Communication Technology Ltd. and Beijing Yuan Shan Shi Dai Technology CO, Ltd. will be acquired through share purchases, and will be governed by the CHINESE ADMINISTRATIVE REGULATION ON FOREIGN INVESTMENT IN TELECOMMUNICATION ENTERPRISE, REGULATIONS FOR MERGER WITH AND ACQUISITION OF DOMESTIC ENTERPRISES BY FOREIGN INVESTOR, and LAW OF THE PEOPLE'S REPUBLIC OF CHINA ON CHINESE-FOREIGN EQUITY JOINT VENTURES and other related laws and regulations.

The Regulations set forth the requirements for establishing wholly owned foreign entities, acquiring Chinese companies, operating as a value-added telecommunications enterprise and identify the limits of ownership, types of asset that may be owned based on ownership interest, licensing requirements, capital requirements, etc. As an example, to provide regional value-added telecommunications services, a company must have a minimum registered capital of one million RMB. China Wi-Max retained legal council in China to assist with the development of its operating plan and corporate structure. China Wi-Max has been assured by legal council that the current corporate structure, operating plan, and associated licensing will enable China Wi-Max's subsidiary companies to deliver value-added telecommunications services in China, and more specifically Beijing (initially).

INTELLECTUAL PROPERTY AND OTHER AGREEMENTS

China Wi-Max is not a party to any royalty agreements, labor contracts, or franchise agreements and, other than the Company's right to own and operate providers of value-added telecommunication services, the Company does not currently own any trademarks. China Wi-Max intends to apply for trademarks for the regions in which the Company operates, including, but not limited to, the business logo and service description tagline.

DEVELOPMENT ACTIVITIES

In China Wi-Max's acquisitions of interests in Beijing Gao Da Yang Guang Communication Technology Ltd., and Beijing Yuan Shan Shi Dai Technology CO, Ltd. it spent approximately $440,000 in 2007 and $420,000 in 2008 in the acquisition of fiber optic cable and wireless license access. China Wi-Max has invested $50,000 into the business of Beijing Gao Da Yang Guang Communication Technology Ltd. and does not foresee expending material sums on research and development in the near future.

INDUSTRY STRUCTURE AND GOVERNMENT REGULATION

There are various barriers to entry into the cable or internet service provider business in China, and to expansion of China Wi-Max's value-added services. These barriers stem from both industry barriers and government regulation. The rates charged and services provided by China Wi-Max are subject to government regulation and approval.

INDUSTRY BARRIER

The radio and television broadcasting industries are highly regulated in China. Local broadcasters including national, provincial, and municipal radio and television broadcasters are 100% state-owned assets. The State Administration of Radio, File and Television (China) ("SARFT") regulates the radio and television broadcasting industry. In China, the radio and television broadcasting industries are designed to serve the needs of government programming first, with profit relegated to a secondary consideration. The SARFT interest group controls broadcasting assets and broadcasting contents in China.

MII (Ministry of Information Industry) regulates the telecom industry. As China's telecom industry is subject to less regulation than the broadcasting industry, MII has always been pushing the metaphorical envelope of content control (as dictated by SARFT) by trying to launch more telecom value-added services ranging in nature from IPTV to broadband TV, etc. While China's telecom industry has substantial financial backing, SARFT, and its regulator, the

Propaganda Ministry under China's Communist Party Central Committee, never relinquished ultimate regulatory control over content and broadcasting.

With respect to the Internet, the prime regulatory barrier for cable operators seeking to migrate into multiple-system operators and offer telecom services is the license barrier. Very few independent cable operators in China acquired full and proper broadband connection licenses from MII. The licenses, while awarded by MII, are given on fragmented regional market levels. With cable operators holding the last mile to access end users, SARFT cable operators pose a competitive threat to local telecom carriers. While Internet connection licenses are deregulated in the local private sector, MII still tries to utilize the license barrier to exclude threats from cable operators that fall under the SARFT interest group.

China Wi-Max's business is highly regulated. China Wi-Max will be required to obtain government approval from the Ministry of Commerce of the People's
Republic of China (commonly referred to as MOFCOM) in connection with its business transactions, such as China Wi-Max's potential acquisition of control over any telecom company. Additionally, foreign ownership of certain businesses and assets in China is not permitted without specific governmental approval of other agencies. For this reason, China Wi-Max will acquire only 50% of Beijing Gao Da Yang Guang Communication Technology Ltd., with the remaining 50% owned by the selling agency. Revenue sharing and voting control will be governed by written agreements between the parties.

China Wi-Max does not have plans to provide additional value-added services beyond Internet connectivity to China Wi-Max's network users and intends to expand by increasing the number of regions in which China Wi-Max is licensed to operate.

LACK OF ECONOMIES OF SCALE

Up until 2005, China had over 2,000 independent cable operators on different levels. While SARFT pushed hard from the national level for consolidation of cable networks into one singular national entity, current consolidation occurs mostly on a provincial platform. Among the 30 provinces, consolidation practices remain highly variable with respect to specific efforts and processes. Most cable operators in China still lack the economies of scale to systematically introduce value-added services that can significantly upgrade ARPU.

SARFT has taken various steps to implement a separation scheme to achieve economies of scale in the value-added service and cable operation sector. First, SARFT has been separating cable network assets from broadcasting assets and currently allows state-owned-enterprises to hold up to 49% in the cable network infrastructure assets. Second, SARFT is separating the value-added services segment from the network infrastructure, which tends to increase private investments.

LACK OF MANAGEMENT EXPERTISE

Current monthly cable sales in China are low, with small profit margins if any. As a result, China Wi-Max believes that the cable operators in China lack the management and marketing expertise to promote and launch more sophisticated forms of value-added services like cable Internet broadband service.

LACK OF STRATEGIC INDUSTRY FOCUS

The radio and broadcasting industry in China is highly regulated and as a result does not have the same financial resources as the deregulated telecom industry in China. This lack of financial resources has resulted in priorities and goals of the Chinese radio and broadcasting industry are different from those of the Chinese telecom industry.

SARFT and its broadcasters are currently focusing on increasing subscription revenues by converting average Chinese television viewers from "analog" customers into "digital" (pay TV) customers. The financial resources and strategic focus are being channeled towards the massive digitalization efforts and on set-top boxes to be given away free of charge with digital television service bundles in most regions. Due to the lack of financial resources, the rollout of cable broadband services and other value-added services has been moved lower on the SARFT priority list.

OTHER BARRIERS TO ENTRY

China Wi-Max believes it is in a favorable position to acquire the network assets it seeks at attractive prices. This belief has been substantiated to an extent by successful purchases of optical fiber and wireless licenses in Beijing and Hangzhou, made on behalf of China Wi-Max. China Wi-Max is confident of its advantage over some competitors, having spent the past several years cultivating relationships deemed to be essential to the Company's business prospects in China. In China specifically, bureaucratic obstacles can represent significant inhibitors to a fledging corporation. Other more generic concerns include the acquisition of materials and the establishment of a technological platform from which to operate. Generally, these opportunities and entities from which to purchase installed fiber in China are limited. Just as in the United States, wire-line companies do not normally sell their fiber assets to potential competitors, minimizing non-government purchasing opportunities. Alternatively, there exist, clear opportunities to build fiber networks, however, such an undertaking would require several years of procuring approvals, rights of way, and construction, which would be prohibitively expensive in metropolitan areas that are already densely developed. China Wi-Max's careful cultivation of relationships within China aids in effectively navigating these concerns. Finally, China Wi-Max is acquiring significantly broad blocks of spectrum, leaving smaller blocks available for potential competitors. China Wi-Max believes if it effectively implements and utilizes this spectrum, it will be able to retain a large block of bandwidth for a significant period of time.

EXIT STRATEGY

China Wi-Max intends to be a publicly traded entity during 2008. This may provide a degree of investor liquidity, as well as an external indication of value. In addition, when China Wi-Max aggregates its entire network, it believes it will be a very attractive acquisition target for any large foreign Telco that wishes to enter the Chinese market. Another potential acquirer would be a cellular company, where the China Wi-Max network could provide an immediate backhaul covering a significant portion of a premium customer demographic. Other possibilities include content providers such as cable television operators, where a wired backbone network is not readily available and expensive to build. China Wi-Max believes the high speed and high capacity fiber core and last-mile high-capacity wireless connections delivered by China Wi-Max, utilizing technologically advanced optical and wireless standards, will be in high demand in the future.

                               PLAN OF OPERATIONS

FUNDING REQUIREMENTS

China Wi-Max is raising capital to acquire the fiber and licensed wireless spectrum in the initial ten target municipalities and begin initial network installations. This will initially require an additional $5 million dollars in the fourth quarter of 2008, first quarter of 2009. After the previously referenced $5 million dollars is raised and operational goals are met, China Wi-Max will require an additional $10 to $20 million dollars to begin purchasing fiber and wireless assets in its targeted second set of markets. Purchasing of the second set of markets will occur concurrently with the initial stages of deploying networks in the first ten markets. China Wi-Max expects to use between 50 and 60% of all funds raised for asset purchases to expand the basic fiber and licensed wireless spectrum footprint and to build the networks for customer access, with the balance used for marketing and operations.

The following table reflects the anticipated expenses and capital expenditures for the period July 1, 2008 to June 30, 2009 required to acquire optical fiber and wireless licenses in 10 cities and the associated capital costs to activate and add customers to four of these cites during this period:











                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)

EXPENDITURE BUDGET THIRD QUARTER 2008 THROUGH SECOND QUARTER 2009

                                                     3RD                                                         TWELVE MONTHS
                                                  QUARTER                        1ST QUARTER     2ND QUARTER     JULY 2008 TO
                                                    2008      4TH QUARTER 2008       2009            2009          JUNE 2009
                                                ------------ ----------------- --------------- --------------- ----------------
EXPENSE
                     Accounting & Professional    ($15,000)          ($9,000)       ($23,000)       ($30,000)        ($77,000)
                            Bank Service Fee's       ($300)            ($300)          ($300)          ($300)         ($1,200)
                              Consulting Fee's    ($60,000)         ($60,000)       ($60,000)       ($60,000)       ($240,000)
               Consulting - Investment Banking                     ($500,000)                                       ($500,000)
                                  Depreciation     ($6,717)         ($18,517)       ($36,067)       ($59,417)       ($120,718)
                        Dues and Subscriptions       ($900)            ($900)          ($900)          ($900)         ($3,600)
                             Insurance - D & O     ($5,100)          ($5,100)        ($5,100)        ($5,100)        ($20,400)
                    Interest & Finance Charges    ($55,500)         ($55,500)       ($55,500)       ($55,500)       ($222,000)
                                   Legal Fee's     ($9,000)          ($6,000)        ($6,000)        ($6,000)        ($27,000)
                           Licensing & Permits       ($450)            ($450)          ($450)          ($450)         ($1,800)
                                Misc. Expenses     ($3,000)          ($3,000)        ($3,000)        ($3,000)        ($12,000)
                              Office Rent - US     ($3,600)          ($3,600)        ($3,600)        ($3,600)        ($14,400)
                             Office Rent China     ($9,000)          ($9,000)        ($9,000)        ($9,000)        ($36,000)
                               Office Supplies     ($1,200)          ($1,200)        ($1,200)        ($1,200)         ($4,800)
                   Postage/Shipping & Handling       ($750)            ($750)          ($750)          ($750)         ($3,000)
                    Telephone & Communications     ($1,200)          ($1,200)        ($1,200)        ($1,200)         ($4,800)
               TRAVEL & ENTERTAINMENT EXPENSES
                              Airfare Expenses    ($14,000)         ($18,000)       ($18,000)       ($18,000)        ($68,000)
                                       Lodging    ($13,000)         ($15,000)       ($15,000)       ($15,000)        ($58,000)
                     Meal & Entertainment with
                                         Guest     ($5,500)          ($7,500)        ($7,500)        ($7,500)        ($28,000)
                        TRAVEL & ENTERTAINMENT
                              EXPENSES - Other     ($1,500)          ($1,500)        ($1,500)        ($1,500)         ($6,000)
                   Wages, benefits and taxes -
                                         China    ($24,700)         ($59,200)       ($92,700)      ($122,700)       ($299,300)
                Wages, benefits and taxes - US   ($239,120)        ($290,360)      ($344,040)      ($344,040)     ($1,217,560)
                                                ------------ ----------------- --------------- --------------- ----------------
                                 TOTAL EXPENSE   ($469,537)      ($1,066,077)      ($684,807)      ($745,157)     ($2,965,578)
                                 -------------  ============ ================= =============== =============== ================

CITY BUILD - CAPITAL EXPENDITURES                 BEIJING        HANGZHOU         SHANGHAI        TIANJIN
----------------------------------------------  ------------ ----------------- --------------- ---------------
  Capital expenditures Fiber Ring Connections-
                             China 5 year life    $200,000          $200,000        $200,000        $200,000
  Capital expenditures Customer Premise Equip-
                             China 5 year life      $3,000           $66,000        $192,000        $297,000
                                                ------------ ----------------- --------------- ---------------
                                       MONTHLY    $203,000          $266,000        $392,000        $497,000
                                                ============ ================= =============== ===============
                                    CUMULATIVE    $203,000          $469,000        $861,000      $1,358,000

         CASH REQUIREMENTS FOR ABOVE OPERATION
                             Wireless Licenses          $0          $140,000        $140,000              $0         $280,000
                               Fiber Purchases          $0          $900,000        $600,000              $0       $1,500,000
  Capital for operating costs, no interconnect    $469,537        $1,066,077        $684,807        $745,157       $2,965,578
                           Equipment purchases    $203,000          $266,000        $392,000        $497,000       $1,358,000
                                                ------------ ----------------- --------------- --------------- ----------------
             Total Quarterly Cash requirements    $672,537        $2,372,077      $1,816,807      $1,242,157       $6,103,578
                                                ============ ================= =============== =============== ================
          Total Cash requirements - Cumulative    $672,537        $3,044,614      $4,861,421      $6,103,578

CAPITAL REQUIRED TO BUY AND RUN 4 CITIES WITH NO REVENUE, PLUS BUY 6 ADDITIONAL CITIES
--------------------------------------------------------------------------------------
Total capital, no revenue for 4 cities                                                                             $6,103,578
Fiber and wireless licenses for 6 additional cities                                                                 2,900,000
                                                                                                               ----------------
TOTAL CAPITAL REQUIRED                                                                                             $9,003,578
                                                                                                               ================

MATERIAL CONTRACTS

On June 18, 2008, a Shares Transfer Agreement (Exhibit 10.1), by and between Zhouwei and shareholders of Beijing Yuan Shan Shidai Technology Development, LTD. ("Seller") and China Wi-Max was executed. The Shares Transfer Agreement has the following terms:

1.       provides a $55,000 transfer price;
2.       requires approval by authorities;
3.       apparently only assets are optical fiber deeds and a business license;
4.       payment was made; and
5.       approval by Chinese authorities is pending.


ITEM 1A.  RISK FACTORS (COMMENT #10)

                           FORWARD LOOKING STATEMENTS

This registration statement includes forward-looking statements, including, without limitation, statements relating to China Wi-Max's plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause China Wi-Max's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: ability of China Wi-Max to implement its business strategy; ability to obtain additional financing; China Wi-Max's limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this registration statement or in other of China Wi-Max filings with the Securities and Exchange Commission. China Wi-Max is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

                          GENERAL BUSINESS RISK FACTORS

CHINA WI-MAX IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE SHOULD BE CONSIDERED SPECULATIVE AND HIGHLY RISKY TO INVESTORS.

China Wi-Max has only very recently embarked on the business plan described herein. Potential investors should be aware of the risk and difficulties encountered by a new enterprise in the wired and wireless communications business in China, especially in view of the intense competition from existing businesses in the industry.

CHINA WI-MAX HAS A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW CHINA WI-MAX PAST PERFORMANCE SINCE IT IS A START-UP COMPANY.

China Wi-Max Communications, Inc. was formed on July 5, 2006 for the purpose of engaging in any lawful business and has adopted a plan to take advantage of the expanding broadband communications needs in China through fiber optic and wireless delivery. China Wi-Max has had no revenues in the last five years. There is no assurance that China Wi-Max's intended activities will be successful or result in revenue or profit to the Company. China Wi-Max faces all risks that are associated with any new business, such as under-capitalization, insufficient cash flow and personnel, financial and resource limitations, as well as special risks associated with its proposed operations. There is no assurance that it will be successful in implementing its business plan described herein.

CHINA WI-MAX HAS NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS WHICH MAY IMPAIR ITS ABILITY TO RAISE CAPITAL, TO SUSTAIN OPERATIONS, WHICH COULD CAUSE FAILURE OF THE COMPANY.

China Wi-Max is considered a "start-up" operation, and as such, it has no operating history, nor any revenues or earnings from operations. China Wi-Max has minimal assets and limited financial resources. China Wi-Max will continue to sustain operating expenses without corresponding revenues, at least until it acquires or develops operating companies in The Peoples Republic of China ("PRC"), which is not expected to occur until it receives sufficient proceeds from additional Offerings to continue such acquisitions. This has resulted in China Wi-Max incurring a net operating loss that will continue until China Wi-Max has more fully implemented its business plan. There can be no assurance that China Wi-Max's operations will become profitable in the near future, or at all.

CHINA WI-MAX'S AUDITORS HAVE ISSUED A "GOING CONCERN" QUALIFICATION TO ITS OPINION WHICH INDICATES THAT THE COMPANY DOES NOT HAVE ADEQUATE CASH RESOURCES OR CASH FLOW BASED ON ITS FINANCIAL STATEMENTS TO INSURE ITS CONTINUATION IN BUSINESS.

China Wi-Max's independent registered public accounting firm's report on the Company's financial statements as of December 31, 2007 and December 31, 2006, and for the periods then ended, includes an explanatory paragraph expressing substantial doubt about China Wi-Max's ability to continue as a going concern. As a result of this going concern modification in the Company's auditor's report on China Wi'Max's financial statements, the Company may have a difficult time obtaining significant additional financing. If China Wi-Max is unable to secure significant additional financing, the Company may be obligated to seek protection under the bankruptcy laws and China Wi-Max shareholders may lose their investment.

CHINA WI-MAX CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO CHINA WI-MAX INVESTORS.

There is no assurance that China Wi-Max will ever operate profitably. There is no assurance that China Wi-Max will generate revenues or profits, or that any market price of its common stock will ever develop or that a share price will be increased thereby.

CHINA WI-MAX MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE ITS ABILITY TO CARRY OUT THE BUSINESS PLAN.

China Wi-Max's capital needs consist primarily of operating overhead and funds for the purchase of fiber and spectrum in additional cities in China, herein identified, and could exceed $5,000,000 in the next twelve months. Such funds are not currently committed, and China Wi-Max has cash as of the date of this Registration Statement of approximately $150,000.

China Wi-Max has no operating history and no revenue and it may be unlikely that China Wi-Max will raise that additional working capital from any source.

CHINA WI-MAX WILL NEED ADDITIONAL FINANCING FOR WHICH IT HAS NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF THE BUSINESS PLAN. (COMMENT #12)

China Wi-Max has limited funds, and such funds may not be adequate to carryout the business plan in the Chinese market. The Company's ultimate success depends upon its ability to raise additional capital. China Wi-Max has not investigated the availability, sources, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If the Company needs additional capital, it has no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, China Wi-Max operations will be limited to those that can be financed with the Company's modest capital.

CHINA WI-MAX MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY THE COMPANY'S PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

China Wi-Max may issue further shares as consideration for the cash or assets or services out of its authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be those new stockholders and management would control the Company, and persons unknown could replace China Wi-Max management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by China Wi-Max current shareholders, which could present significant risks to investors.

CHINA WI-MAX IS NOT DIVERSIFIED AND IT WILL BE DEPENDENT ON ONLY ONE BUSINESS WHICH INCREASES RISKS OF LOSS TO INVESTORS.

Because of the limited financial resources that the Company has, it is unlikely that China Wi-Max will be able to diversify its operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within the telecommunications industry in China and therefore increase the risks associated with its operations due to lack of diversification.

CHINA WI-MAX WILL DEPEND UPON FULL AND PART-TIME MANAGEMENT AND MINORITY SHAREHOLDERS WILL HAVE NO DIRECT PARTICIPATION IN MANAGEMENT AND VERY LIMITED ABILITY TO INFLUENCE.

As of September 25, 2008, China Wi-Max has five individuals who are serving as its officers, directors and managers. Dr. Allan Rabinoff, Chairman, and George
E. Harris, President, are working full-time for the Company while the other officers, managers and consultants typically work 10 to 30 hours per week, each on a part-time basis. Two directors are also acting as Company officers. China Wi-Max will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to the Company, to implement its business plan. The inability of the officers, directors and consultants to devote their full-time attention to the business may result in slower progress implementing the Company's business plan. Once China Wi-Max receives the proceeds from the offering, additional staff and other consultants may be employed on a full or part-time basis as required. Investors will not be able to directly manage the Company's business. As such, they should critically assess all of the information concerning the Company's officers and directors. A portion of China Wi-Max's officers and directors are not employed full-time by the Company, which could be detrimental to the business.

Some China Wi-Max directors and officers are, or may become in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, the Company's part-time officers and directors may have potential conflicts including the amount of their time and effort provided to China Wi-Max due to their time commitment to other business entities. Some officers and directors of the Company's business are engaged in business activities outside of the Company's business and the amount of time they devote as officers and directors to China Wi-Max business may be limited.

China Wi-Max does not know of any reason other than outside business interests that would prevent the current part-time officers and directors from devoting full-time to the Company, when the business may demand such full-time participation.

CHINA WI-MAX OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH THE COMPANY MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN WHICH IS A RISK TO INVESTORS BECAUSE THE OFFICERS AND DIRECTORS MAY NOT DEVOTE THEIR EXCLUSIVE EFFORTS TO THE COMPANY.

Presently there is no requirement contained in the Company's Articles of Incorporation, Bylaws, or minutes which requires officers and directors of the Company's business to disclose to the Company business opportunities which come to their attention. China Wi-Max officers and directors do, however, have a fiduciary duty of loyalty to China Wi-Max to disclose to the Company any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. China Wi-Max has no intention of merging with or acquiring business opportunities from any affiliate or officer or director. (See "Conflicts of Interest" at page 48).

CHINA WI-MAX MAY ISSUE DEBT HAVING PRIORITY, WHICH, IF FORECLOSED, COULD CAUSE LOSS OF SOME OR ALL OF THE COMPANY'S ASSETS OR BUSINESS. (COMMENT #13)

While management has no immediate plans to issue any securities that would have a higher priority in terms of repayment than the Notes offered, these plans may change in the future. In the event of China Wi-Max default on its obligations to repay all sums due pursuant to the Notes, investors herein will have the same rights as any of the Company's other unsecured creditors and the assets of the Company at that time may be insufficient to repay all of its creditors in full.

CHINA WI-MAX'S PROPOSED OPERATIONS ARE DEPENDENT UPON IMPLEMENTATION OF ITS BUSINESS PLAN IN CHINA, AND FAILURE TO SUCCESSFULLY EXECUTE THE PLAN COULD JEOPARDIZE INVESTORS IN THE COMPANY.

A substantial portion of the future capital raising will be allocated for the capital necessary to form partially or wholly owned foreign enterprises in China and on proposed asset acquisitions for these companies in The Peoples Republic of China. The success of China Wi-Max proposed plan of operation will depend, to a great extent, on China Wi-Max ability to acquire interests in companies and assets in China and may entail unforeseen circumstances that cannot be specifically cited as of the date of this Registration Statement. Unless China Wi-Max successfully consummates offerings of its common stock or other financings to successfully commence and grow China Wi-Max business operations described herein, investors may lose all or a substantial portion of their investment herein.

CHINA WI-MAX MAY NOT BE ABLE TO MANAGE ITS GROWTH EFFECTIVELY, WHICH COULD ADVERSELY AFFECT THE COMPANY'S OPERATIONS AND FINANCIAL PERFORMANCE.

The ability to manage and operate the Company's business as it executes its development and growth strategy will require effective planning. Significant rapid growth could strain China Wi-Max internal resources, and exacerbate other problems that could adversely affect China Wi-Max financial performance. China Wi-Max expects that its efforts to grow will place a significant strain on its personnel, management systems, infrastructure and other resources in the immediate future. The ability to manage future growth effectively will also require the Company to successfully attract, train, motivate, retain, and manage new employees, and continue to update and improve the Company's operational, financial, and management controls and procedures. If China Wi-Max does not manage its growth effectively, its operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

CHINA WI-MAX MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, engineers, or other consultants or advisors. Management, without any input from stockholders, will make the selection of any such advisors. Furthermore, China Wi-Max anticipates that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event China Wi-Max considers it necessary to hire outside advisors, it may elect to hire persons who are affiliates, if they are able to provide the required services.

CHINA  WI-MAX  MAY  NOT  VOLUNTARILY   IMPLEMENT  VARIOUS  CORPORATE  GOVERNANCE
MEASURES, IN THE ABSENCE OF WHICH, STOCKHOLDERS MAY HAVE REDUCED PROTECTIONS AGAINST INSIDER DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST AND OTHER MATTERS.

At this time, China Wi-Max is not subject to any law, rule or regulation requiring that it adopt any of the corporate governance measures that are required by the rules of national securities exchanges or NASDAQ, such as independent directors and audit committees. It is possible that, if the Company were to adopt some or all of the corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. Prospective investors should bear in mind China Wi-Max's current lack of corporate governance measures in formulating their investment decisions.

CHINA WI-MAX WILL BE MATERIALLY RELIANT ON REVENUES FROM OPERATIONS IN THE PEOPLES REPUBLIC OF CHINA (PRC). THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH DOING BUSINESS IN THE PRC THAT MAY CAUSE AN INVESTOR TO LOSE THE ENTIRE INVESTMENT IN THE COMPANY.

If China Wi-Max is successful in implementing its business plan, of which there is no assurance, the Company's growth and success will be tied to operations of companies acquired by the Company in the PRC. Therefore, a downturn or stagnation in the economic environment of the PRC could have a materially adverse effect on the Company's financial condition that could result in a significant loss of revenues and liquidity in future periods.

CHINA WI-MAX CANNOT ASSURE THAT THE CURRENT CHINESE POLICIES OF ECONOMIC REFORM WILL CONTINUE, AND DUE TO THIS UNCERTAINTY, THERE ARE SIGNIFICANT ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA.

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private and foreign business ownership and operation. In keeping with these economic reform policies, the PRC has been openly promoting business development in order to bring more foreign businesses into the PRC. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

     o the Chinese government will continue its pursuit of economic reform policies
     o    the economic policies, even if pursued, will be successful
     o    economic policies will not be significantly altered from time to time;
          and
     o business operations in China will not become subject to the risk of nationalization

Even if the Chinese government continues its policies of economic reform, China Wi-Max may be unable to take advantage of these opportunities in a fashion that will provide financial benefit to the Company. China Wi-Max's inability to sustain its proposed operations in China could result in a significant reduction in the Company's revenues that would result in escalating losses and liquidity concerns.

China's economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has shown recent slowing. There can be no assurance that relative growth rates will not further decrease or that any economic slowdown will not have a negative effect on the Company's proposed business. The Chinese economy is also experiencing deflation which may continue in the future. China Wi-Max cannot assure that it will be able to capitalize on these economic reforms, assuming the reforms continue. Given that China Wi-Max will be materially reliant on its proposed operations in the PRC, any failure on the Company's part to take advantage of the growth in the Chinese economy will have a materially adverse effect on the results of its operations and liquidity in future periods.

CHINA WI-MAX WILL BE SUBJECT TO RISKS ASSOCIATED WITH THE CONVERSION OF CHINESE RMB INTO U.S. DOLLARS, OVER WHICH IT HAS NO CONTROL, AND THE CHINESE GOVERNMENTS ARTIFICIAL CONTROL OF THE EXCHANGE RATE MAY CAUSE THE COMPANY LOSSES OF VALUE WHEN GAUGED IN U.S. DOLLARS.

If China Wi-Max is successful in implementing its business plan, of which there is no assurance, it will generate revenues and incur expenses and liabilities in both Chinese Renminbi (RMB) and U.S. dollars. Since 1994, the official exchange rate for the conversion of Chinese RMB to U.S. dollars has generally been stable and the Chinese RMB has appreciated slightly against the U.S. dollar. In the past year, the RMB has appreciated quite rapidly against the dollar. China Wi-Max has not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. China Wi-Max's results of operations and financial condition may be negatively affected by changes in the value of Chinese RMB.

CHINA WI-MAX IS DEPENDENT ON ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO COMPLETE ITS BUSINESS STRATEGY AND WITHOUT CAPITAL, THE COMPANY MAY NOT BE ABLE TO CARRY OUT CHINA WI-MAX'S BUSINESS PLAN SUCCESSFULLY.

China Wi-Max is dependent upon its ability to raise capital to complete China Wi-Max's business plan, which involves, among other strategies, growth through acquisition. The Company's ability to raise capital would be greatly hindered if China Wi-Max is not able to remain current with its reporting obligations. Remaining current will depend on the Company's ability to obtain timely financial information from the Company's Chinese investments. If China Wi-Max does not raise capital, or if China Wi-Max is unable to become listed or remain listed on a United States trading exchange or quotation system, the Company's business will be adversely affected.

NO ASSURANCE CAN BE MADE THAT CHINA WI-MAX WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS PLAN.

China Wi-Max's operations in China are its sole business operations, at this time. China Wi-Max is in the process of launching its operations. Additionally, comparable broadband-cable businesses of other agencies in China are relatively new with little or no reliable statistics or chronological financial information available. Under China Wi-Max's current letters of intent to enter into new territories, China Wi-Max will be responsible for the initial installation and roll-out to customers. China Wi-Max has limited experience or "know-how" with respect to operating in the high-bandwith market in China and little information can be obtained on the subject. It cannot be assumed, therefore, that China Wi-Max will be able to manage its business effectively.

CHINA WI-MAX DOES NOT CURRENTLY OWN ANY CHINESE SUBSIDIARY SUFFICIENTLY TO CONTROL IT AND IF THEY OR THEIR ULTIMATE SHAREHOLDERS OR CONTROL PERSONS VIOLATE CHINA WI-MAX CONTRACTUAL ARRANGEMENTS WITH THEM, THE COMPANY'S BUSINESS COULD BE DISRUPTED, CHINA WI-MAX'S REPUTATION MAY BE HARMED, AND CHINA WI-MAX WILL HAVE ONLY LIMITED RIGHTS AND ABILITY TO ENFORCE THE COMPANY'S RIGHTS AGAINST THESE PARTIES.

The Company's operations are currently dependent upon the Company's contractual relationships with Beijing Gao Da Yang Guang Communication Technology Ltd., and Beijing Yuan Shan Shi Dai Technology CO, Ltd. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for China Wi-Max to obtain remedies or damages from these companies or their ultimate shareholders for breaching the Company's agreements. Because China Wi-Max relies significantly on these companies for its business, the realization of any of these risks may disrupt China Wi-Max's operations or cause degradation in the quality and service provided by, or a temporary or permanent shutdown of, the Company. China Wi-Max's initial Exclusive Cooperation Agreement that enables the Company to operate it's value-added services, business, and the Exclusive Service Agreement in which the parties will cooperate and provide each other with technical services related to their businesses, is for a term of 20 years. If China Wi-Max is unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, the Company's business may not expand and China Wi-Max operating expenses may increase.

CHINA WI-MAX FUTURE REVENUES DEPEND ON THE COMPANY'S ABILITY TO CONSISTENTLY BID AND WIN NEW CONTRACTS AND RENEW EXISTING CONTRACTS AND, THEREFORE, ITS FAILURE TO EFFECTIVELY OBTAIN FUTURE CONTRACTS COULD ADVERSELY AFFECT THE COMPANY'S PROFITABILITY.

The Company's future revenues and overall results of operations require the Company to successfully bid on new contracts and renew existing contracts. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors, such as market conditions, equipment availability, and required governmental approvals. If negative market conditions arise, or if the required governmental approval is not provided, China Wi-Max may not be able to pursue particular projects which could adversely affect the Company's profitability.

THE SUCCESS OF CHINA WI-MAX'S BUSINESS IS DEPENDENT ON ITS ABILITY TO RETAIN THE COMPANY'S EXISTING KEY EMPLOYEES AND TO ADD AND RETAIN SENIOR OFFICERS TO CHINA WI-MAX'S MANAGEMENT.

China Wi-Max depends on the services of its existing key employees, in particular Dr. Allan Rabinoff, Chairman, and George E. Harris, President. These persons may also pursue other business opportunities. China Wi-Max's success will largely depend on its ability to retain these key employees and to attract and retain qualified senior and mid-level managers to its management team. China Wi-Max also does not have a full-time internal Chief Financial Officer or financial controller for the consolidated companies. China Wi-Max has recruited executives and management in China to assist in its ability to manage the business and to recruit and oversee employees. While China Wi-Max believes it offers compensation packages that are consistent with market practice, China Wi-Max cannot be certain that it will be able to hire and retain sufficient personnel to support its broadband business. The loss of any of China Wi-Max's key employees would significantly harm its business. China Wi-Max does not maintain key person life insurance on any of its employees.

IF SHAREHOLDERS SOUGHT TO SUE CHINA WI-MAX'S OFFICERS OR DIRECTORS, IT MAY BE DIFFICULT TO OBTAIN JURISDICTION OVER THE PARTIES AND ACCESS TO THE ASSETS LOCATED IN THE PRC.

It may be difficult, if not impossible, to acquire jurisdiction over officers and directors residing outside of the United States in the event that a lawsuit is initiated against such officers and directors by shareholders in the United States. It also is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws. Furthermore, because a substantial amount of China Wi-Max's assets are located in the PRC, it would be extremely difficult to access those assets to satisfy an award entered against China Wi-Max in a United States court. Moreover, China Wi-Max is not aware of any treaties between the PRC and the United States providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon China Wi-Max's directors or officers, or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of its directors and officers under Federal securities laws.

THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD, OR EVEN NATIONALIZE, PRIVATE ENTERPRISE, WHICH COULD REDUCE OR ELIMINATE THE INTERESTS HELD IN CHINA WI-MAX.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to China Wi-Max's detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports, and sources of supply could materially and adversely affect China Wi-Max's business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of China Wi-Max's investment in China.


                 RISK FACTORS RELATED TO DOING BUSINESS IN CHINA

THE CHINESE GOVERNMENT MAY NATIONALIZE CERTAIN BUSINESSES OR OTHERWISE ALTER ITS POLICY WITH RESPECT TO FOREIGN INVESTMENT IN CHINA IN A WAY THAT WOULD PROHIBIT OR GREATLY HINDER THE COMPANY'S ABILITY TO DO BUSINESS IN CHINA.

While the Chinese government currently advocates foreign investment into China, socio-political changes, war or economic changes and shifts could result in a change in China's policy with respect to investment from non-Chinese businesses. The government agencies, for example, could prohibit ownership of businesses by foreigners or revoke licenses granted that China Wi-Max is dependant on, or otherwise alter the Company's revenue sharing model. While China Wi-Max does not believe that the foregoing is likely in the near future, no assurance can be made that such events, all of which would adversely affect the Company, will not occur.

SINCE CHINA WI-MAX'S ASSETS AND OPERATING SUBSIDIARIES ARE LOCATED IN THE PRC, ANY DIVIDENDS OR PROCEEDS FROM LIQUIDATION ARE SUBJECT TO THE APPROVAL OF THE RELEVANT PRC GOVERNMENT AGENCIES. CHINA WI-MAX IS NOT LIKELY TO DECLARE DIVIDENDS IN THE NEAR FUTURE.

China Wi-Max is dependent on dividends and other distributions from its subsidiaries in order to recognize revenues. Because China Wi-Max's assets are predominantly located inside the PRC, China Wi-Max will be subject to the law of the PRC in determining dividends. Under the laws governing foreign invested enterprises in the PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Under current Chinese tax regulations, dividends paid to China Wi-Max are not subject to Chinese income tax, but tax authorities in China may require it to amend its contractual arrangements with Beijing Gao Da Yang Guang Communication Technology Ltd. and their respective shareholders or affiliates, and to enter into different arrangements with other agencies in a manner that would materially and adversely affect the ability of China Wi-Max's subsidiaries to pay dividends and other distributions to China Wi-Max or that would prohibit China Wi-Max from recording revenues or consolidating its financial statements in order to comply with SEC reporting obligations.

In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. If China Wi-Max or its subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to China Wi-Max, which in turn would limit China Wi-Max's ability to pay dividends on its common stock.

THE UNCERTAIN LEGAL ENVIRONMENT IN CHINA COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO CHINA WI-MAX.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations, and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors such as China Wi-Max.

FLUCTUATION IN RENMINBI (RMB) EXCHANGE RATES COULD ADVERSELY AFFECT THE VALUE OF CHINA WI-MAX'S STOCK AND ANY CASH DIVIDEND DECLARED FOR HOLDERS OF ITS COMMON STOCK.

As China Wi-Max's operations are primarily in China, any significant revaluation of the Chinese RMB may materially and adversely affect cash flows, revenues, and financial condition. For example, to the extent that China Wi-Max needs to convert United States dollars into Chinese RMB for operations, appreciation of this currency against the United States dollar could have a materially adverse effect on China Wi-Max's business, financial condition and results of operations. Conversely, if China Wi-Max decides to convert Chinese RMB into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese RMB that China Wi-Max converts would be reduced.

China Wi-Max's ability to bid for and acquire businesses in new regions is dependent on favorable exchange rates between the U.S. dollar and the Chinese Renminbi. The value of the Renminbi may fluctuate according to a number of factors. Since 1994, the exchange rate for RMB against the United States dollars has remained relatively stable, generally in the region of RMB 8.00 to US $1.00. However, in 2005, the Chinese government announced that would begin pegging the exchange rate of the Chinese RMB against a number of currencies, rather than just the U.S. dollar. Currently, exchange rates are approximately RMB 7.006 to US $1.00 resulting in an increased price for Chinese products to U.S purchasers. On July 21, 2005, as a result of the Renminbi rates being tied to a basket of currencies, the Renminbi was revalued and appreciated against the U.S. dollar. Additionally, global events and expenditures that deflate the value of the U.S. dollar will result in more expensive purchase prices of China based entities. There can be no assurance that such exchange rate will continue to remain stable in the future. China Wi-Max's revenues will be primarily denominated in Renminbi, and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, China Wi-Max's shares in foreign currency terms.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT CHINA WI-MAX'S ABILITY TO RECEIVE AND USE ITS REVENUES EFFECTIVELY.

Because almost all of China Wi-Max's future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit its ability to use revenue generated in Renminbi to fund its business activities outside China or to make dividend payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. Current account transactions include payments of dividends and trade and service-related foreign exchange transactions.

In contrast, capital account transactions, which include foreign direct investment and loans, must be approved by the State Administration for Foreign Exchange, or SAFE. China Wi-Max cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

         RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES
                 IN THE PEOPLE'S REPUBLIC OF CHINA (COMMENT #11)

INCREASED GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA MAY RESULT IN THE CHINESE GOVERNMENT REQUIRING US TO OBTAIN ADDITIONAL LICENSES OR OTHER GOVERNMENTAL APPROVALS TO CONDUCT THE COMPANY'S BUSINESS WHICH, IF UNATTAINABLE, MAY RESTRICT CHINA WI-MAX'S OPERATIONS.

The telecommunications industry, including Internet content providers (ICP), is highly regulated by the Chinese government with the main relevant government authority being the Ministry of Information Industry (MII). Prior to China's entry into the World Trade Organization (WTO), the Chinese government generally prohibited foreign investors from operating, or taking equity ownership of, telecommunications businesses. ICP services were--and still are--classified as value-added telecommunications services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China's entry into the WTO allowing foreign investors to own interests in Chinese businesses. In addition, foreign (and foreign invested) enterprises are currently not able to apply for the required licenses for operating cable broadband services in China.

China Wi-Max cannot be certain that it will be granted any of the appropriate licenses, permits, or clearance that may be needed in the future. Moreover, China Wi-Max cannot be certain that any local or national ICP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of the Company's services.

China Wi-Max relies exclusively on contractual arrangements with its Chinese partners and its approvals to operate as wi-max providers. China Wi-Max believes that its present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. China Wi-Max cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. China Wi-Max is uncertain as to whether the Chinese government will reclassify China Wi-Max's business as a media or retail company due to its acceptance of fees for Internet advertising, online games, and wireless value-added and other services as sources of revenues, or as a result of its current corporate structure. Such reclassification could subject China Wi-Max to penalties or fines or significant restrictions on its business. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on China Wi-Max or its service providers or otherwise harm its business.

CHINA WI-MAX MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED INDUSTRY COMPETITORS.

The Chinese market for telecom access and services is intensely competitive and rapidly changing. Barriers to entry are relatively minimal, and current and new competitors can launch new websites at a relatively low cost. Many companies offer competitive products or services including land line services, wireless services, cable/fiber optic companies. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to approximately 50% of the total equity ownership in any value-added telecommunications services business in China.

Currently, China Wi-Max's competition comes from standard telephone and cable providers. Any of China Wi-Max's present or future competitors may offer products and services that provide significant performance, price, creativity, or other advantages over those offered by it and, therefore, achieve greater market acceptance than China Wi-Max's.

Because many of China Wi-Max's existing and/or potential competitors have longer operating histories in the Internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases, and significantly greater financial, technical, and marketing resources than China Wi-Max has, it cannot ensure that it will be able to compete successfully against its current or future competitors. Any increased competition could make it difficult for China Wi-Max to attract and retain users, reduce or eliminate its market share, lower profit margins, and reduce revenue.

UNEXPECTED NETWORK INTERRUPTION CAUSED BY SYSTEM FAILURES MAY REDUCE USER BASE AND HARM CHINA WI-MAX'S REPUTATION.

Reliable access and consistent speeds while connecting to Internet services and the performance and reliability of China Wi-Max's technical infrastructure are critical to its reputation and the ability of its Internet services to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions or delays in the availability of China Wi-Max's services or increases the response time of its services could reduce user satisfaction and traffic, which would reduce the Internet service appeal to users of "high speed" Internet access. As the number of users and traffic increase, China Wi-Max cannot ensure that it will be able to scale its systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact its business.

IF CHINA WI-MAX PROVIDERS OF BANDWIDTH AND COLLOCATION CUSTODY SERVICE FOR SWITCHES, ROUTERS, AND SERVERS FAIL TO PROVIDE THESE SERVICES, ITS BUSINESS COULD BE MATERIALLY CURTAILED.

China Wi-Max relies on partners to provide it with bandwidth and collocation custody service for switches, routers, and servers for Internet users. If partners fail to provide such services or raise prices for its services, China Wi-Max may not be able to find a reliable and cost-effective substitute provider on a timely basis, if at all. If this happens, China Wi-Max's business could be materially curtailed.


                   RISK FACTORS RELATED TO CHINA WI-MAX STOCK

THE REGULATION OF PENNY STOCKS BY SEC AND FINRA MAY DISCOURAGE THE TRADABILITY AND LIQUIDITY WHICH WILL IMPAIR INVESTORS ABILITY TO SELL CHINA WI-MAX'S SECURITIES.

China Wi-Max is a "penny stock" company. None of its securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination of the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop, because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because China Wi-Max's securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to China Wi-Max's securities. The rules will further affect the ability of owners of shares to sell their securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, leaving investors with losses. China Wi-Max management is aware of the abuses that have occurred historically in the penny stock market. Although China Wi-Max does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the its securities.

CHINA WI-MAX HAS NO PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND INVESTORS MAY NOT EXPECT A DIVIDEND AS A RETURN OF OR ON ANY INVESTMENT IN THE COMPANY.

China Wi-Max has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

NO PUBLIC MARKET EXISTS FOR CHINA WI-MAX'S COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for China Wi-Max's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. If there is a low price of China Wi-Max's securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in China Wi-Max's shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, most lending institutions will not permit the use of China Wi-Max's shares as collateral for any loans.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON CHINA WI-MAX'S STOCK PRICE WHICH MAY CAUSE INVESTORS LOSSES.

All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective after meeting the holding period requirements of Rule 144. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of six months if the company is a current, reporting company under the '34 Act. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

CHINA WI-MAX'S INVESTORS MAY SUFFER FUTURE DILUTION DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATIONS IN THE FUTURE.

There may be substantial dilution to China Wi-Max's shareholders purchasing in future offerings or issuances for other purposes as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

THE STOCK WILL, IN ALL LIKELIHOOD, BE THINLY TRADED AND AS A RESULT INVESTORS MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF THEY NEED TO LIQUIDATE SHARES.

The shares of China Wi-Max's common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing China Wi-Max's common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that it is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if China Wi-Max came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as China Wi-Max or purchase or recommend the purchase of any of China Wi-Max Securities until such time as it became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in China Wi-Max's Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the Securities price. China Wi-Max cannot give investors any assurance that a broader or more active public trading market for its common securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, China Wi-Max can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of China Wi-Max.

CHINA WI-MAX'S COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT THE INVESTOR MAY NOT BE ABLE TO SELL SECURITIES AT OR ABOVE THE PRICE THAT THE INVESTOR MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for China Wi-Max's common stock and because of the possible price volatility, the investor may not be able to sell their shares of common stock when the investor desires to do so. The inability to sell securities in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for China Wi-Max Securities may suffer greater declines because of China Wi-Max price volatility.

The price of China Wi-Max's common stock that will prevail in the market after this offering may be higher or lower than the price an investor pays. Certain factors, some of which are beyond China Wi-Max's control, that may cause China Wi-Max's share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in China Wi-Max quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect China Wi-Max stock price, regardless of China Wi-Max operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If it becomes involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on the investment in China Wi-Max's stock.

MANY OF CHINA WI-MAX'S SHARES OF COMMON STOCK WILL BE AVAILABLE FOR RESALE IN THE FUTURE. ANY SALES OF THE COMPANY'S COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF CHINA WI-MAX'S SECURITIES.

Unrestricted sales of shares of stock by China Wi-Max stockholders could have a significant negative impact on the share price, and the market for the securities. Many of the notes outstanding have conversion features which require issuance of common shares at $0.25 and $0.50 per share to the noteholders. Such conversion will provide tradable shares to the noteholders, who may sell without restriction in any market which could depress the price if the supply of shares exceeds the demand.

CHINA WI-MAX'S NEW INVESTORS MAY SUFFER A DISPROPORTIONATE RISK AND THERE MAY BE IMMEDIATE DILUTION OF PURCHASERS' INVESTMENTS.

China Wi-Max's present shareholders have acquired their securities at a cost significantly lower than the price investors purchasing shares in the future may pay for their stock holdings or at which future purchasers in the market may pay. Therefore, new investors will bear most of the risk of loss. Further, an investment in China Wi-Max common stock by a new purchaser may result in an immediate dilution to the new purchaser based on the net tangible book value of the common stock.

CHINA WI-MAX'S BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of China Wi-Max's business, it is probable that the investment in shares of China Wi-Max may result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should therefore be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

CHINA WI-MAX IS NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THIS REGISTRATION.

There is no trading market for China Wi-Max's common stock. China Wi-Max will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 12(g). As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the
regulations   there  under.   China  Wi-Max  intends  to  provide  China  Wi-Max
shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with U.S. generally accepted accounting principles audited by an independent registered public accounting firm as required under the Securities Exchange Act, Section 12(g).

THERE ARE SUBSTANTIAL RISKS OF LACK OF LIQUIDITY AND VOLATILITY RISKS.

China Wi-Max's common stock is not yet quoted in the OTC Bulletin Board market system. The liquidity of China Wi-Max's common stock is nonexistent due to no trading market. The OTC Bulletin Board market is an inter-dealer market much less regulated than the major exchanges, and is subject to abuses, volatilities, and shorting. There is currently no broadly followed and established trading market for China Wi-Max's common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

The trading volume of China Wi-Max's common stock, if approved for trading, may be limited and sporadic. As a result of such trading activity, the quoted price for China Wi-Max's common stock on the OTC Bulletin Board may not necessarily be a reliable indicator of its fair market value. In addition, if China Wi-Max's shares of common stock cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of its common stock. As a result, the market value of China Wi-Max's common stock likely would decline.

THERE IS NO ESTABLISHED PUBLIC TRADING MARKET FOR CHINA WI-MAX'S SECURITIES AND ONE MAY NEVER DEVELOP. THIS COULD ADVERSELY AFFECT THE ABILITY OF INVESTORS IN CHINA WI-MAX'S TO SELL THEIR SECURITIES IN THE PUBLIC MARKET.

China Wi-Max is currently not listed on the OTC Bulletin Board market system. China Wi-Max cannot predict the extent to which a trading market will develop or how liquid that market might become. Accordingly, holders of China Wi-Max's common stock may be required to retain their shares for an indefinite period of time.

The OTCBB is an inter-dealer, over-the-counter market that provides significantly less liquidity than stock exchanges. Quotes for stocks included on the OTCBB are not listed in the financial sections of newspapers, as are those for the exchanges. Therefore, prices for securities traded solely on the OTCBB may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original acquisition price or at any price. Market prices for China Wi-Max's common stock will be influenced by a number of factors, including:

     o    the issuance of new equity securities pursuant to future offering;

     o    changes in interest rates;

     o    new services or significant contracts and acquisitions;

     o    variations in quarterly operating results;

     o    change in financial estimates by securities analysts;

     o    the depth and liquidity of the market for the Company's common stock;

     o    investor  perceptions  of  us  and  of  China-based   investments  and
          companies generally; and

     o    general economic and other national and international conditions.


ITEM 2.  FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (COMMENT #14)

The following discussion is intended to provide an analysis of China Wi-Max's financial condition and should be read in conjunction with China Wi-Max's financial statements and the notes thereto set forth herein. The matters discussed in these sections that are not historical or current facts deal with potential future circumstances and developments. China Wi-Max actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

INTRODUCTION (COMMENT #15)

China Wi-Max plans to be a telecommunications broadband provider focused on providing commercial customers with high bandwidth connections through first and second tier markets in China through subsidiary companies. Through these 50% and 100% owned subsidiaries, China Wi-Max intends to build, own, and operate metropolitan area Internet Protocol (IP) based broadband networks, using both owned optical fiber and licensed Wi-Max capable wireless spectrum.

China Wi-Max networks are being designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. China Wi-Max believes it can bypass the local loop facilities of the local exchange carrier to connect enterprise customers directly to the global communications network. At this time, China Wi-Max has three full-time and two part-time employees in the United States, augmented by a number of contract personnel and professional services organizations.

Service to customers is to be provided through direct connections to the optical fiber or transmissions over licensed radio spectrum provided through China Wi-Max's Chinese subsidiaries. Services are intended to be offered to customers include high speed broadband Internet access, Voice-over Internet Protocol, or VoIP, bandwidth on demand, bandwidth redundancy, virtual private networks, or VPNs, disaster recovery, bundled data, and video services.

There are many challenges to establishing a successful foreign controlled telecommunications provider business in China. Some of these challenges include the legal and regulatory environment and an understanding of this environment, limits on foreign ownership of certain types of businesses and licenses, cultural and language differences, distance, access to influencers in government, and senior management staffing. There are also well funded, very large telecommunications providers already in the marketplace. There is an abundance of high caliber technical and administrative staff to assist in building the business. The Chinese telecommunications market is huge and somewhat underserved, especially with regards to high quality services that demand carrier grade performance. Establishing a carrier grade core network that is cost effective, stable and upgradeable is extremely important as demand for increased bandwidth explodes. Finally, acquiring sufficient capital to establish and grow the business will be a continuing challenge, as will the recruitment of high caliber managers who will effectively deliver business plan objectives in a timely and fiscally responsible manner.

The primary focus in the near term is completing the obtaining of all necessary business and telecommunication licenses and acquiring three subsidiary companies mentioned in the first paragraph of this section. Of equal importance is raising sufficient capital to enable execution of the business plan both short and long term, as telecommunications is a capital intensive business. China Wi-Max personnel and contract staff in China are currently evaluating equipment providers for the core and last mile network and developing sales and marketing plans and gathering necessary information to execute those plans. Appropriate legal documents needed for all aspects of the business have been or are being developed. Ensuring that business plans and the associated execution of those plans is a consistent is an ongoing high priority activity. Through effective execution of all major facets of the business plan, initial service in Beijing is planned during the second half of 2008.

PLAN OF OPERATION

China Wi-Max closed a private offering in early January 2008 and raised $1,000,000 in one year Convertible Promissory Notes. The Notes bear interest at 12% per annum, convertible at the Note Holder's option into Common Stock of China Wi-Max at a conversion price of $.25 per share.

The use of the funds is planned as follows:

USE OF PROCEEDS PHASE I, $1,000,000:

                   CATEGORY                                   AMOUNT                   PERCENT OF
                                                                                        OFFERING
=============================================== ==================================== ================
Start up costs and travel (5 trips)             $50,000                                         5.0%
Legal for PPM and Form 10                       $30,000                                         3.0%
Legal in China for acquisitions                 $10,000                                         1.0%
Accounting through Q4                           $10,000                                         1.0%
Accounting retainer for Q4                      $10,000                                         1.0%
Misc. exp.                                      $50,000                                         5.0%
Acquisitions:
              ISP License & fees                $15,000 pays in full                            1.5%
           4 Core Fiber in Beijing              $300,000 pays in full                          30.0%
           5.8 GHz lic. in Beijing              $125,000 pays in full                          12.5%
          Broker and consulting fees            $200,000                                       20.0%
           4 Core Fiber in Hangzhou             $50,000 down payment                            5.0%
           5.8GHz lic. in Hangzhou              $50,000 down payment                            5.0%
              Operating overhead                $100,000                                       10.0%
                                                ------------------------------------ ----------------
TOTALS                                          $1,000,000                                      100%
                                                ==================================== ================

The initial plan was to raise $500,000 which would have covered China Wi-Max expenses and planned acquisitions through year's end. However, China Wi-Max's ability to acquire fiber and frequencies has exceeded preliminary expectations. Thus, it expanded the Phase I raise to accommodate this opportunity.

China Wi-Max has a current offering to raise up to $1,000,000 in Convertible Promissory Notes. The Notes will pay interest at 10% per annum, convertible at the Note Holder's option into Common Stock in the Company at a conversion price of $.50 per share. These Notes are only available to Qualified Investors. The offering is currently set to close in the second half of 2008. As of September 25, 2008, $1,015,000 of these notes had been sold. We have not used a third party to assist us in the offering. Investors for this offering are being identified through referrals from friends and family of current shareholders, directors and officers. (COMMENT #16)

USE OF PROCEEDS PHASE IB, $1,015,000:

                   CATEGORY                              AMOUNT                           PERCENT OF OFFERING
=============================================== ========================== ======= ===================================
Hangzhou License and Fiber                                       $160,000                         16%
Shanghai Fiber Deposit                                             50,000                          5%
Shanghai Wireless License Deposit                                  50,000                          5%
Beijing Network Equipment                                         200,000                         20%
Establish Business Office - Beijing                                50,000                          5%
Broker and Consulting Fees                                        150,000                         15%
General and Administrative Expense                                355,000                         34%
                                                -------------------------- ------- -----------------------------------
TOTALS                                                         $1,015,000                         100%
                                                ========================== ======= ===================================


RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007 COMPARED TO THE PERIOD FROM JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

China Wi-Max did not recognize any revenues for the year ended December 31, 2007 and the period from July 5, 2006 (inception) through December 31, 2006.

During the year ended December 31, 2007, general and administrative expenses were $426,102 compared to $8,538 during the period from July 5, 2006 (inception) through December 31, 2006. The $417,564 increase was a result of twelve months of activity in 2007 versus six months of activity in 2006 and the hiring of personnel and advisors in 2007 to create and execute China Wi-Max's business plan.

During the year ended December 31, 2007, China Wi-Max recognized a net loss of $444,590 compared to a net loss of $8,538 during the period from July 5, 2006 (inception) through December 31, 2006. The $436,052 increase is a result of the $417,564 increase in general and administrative expenses that resulted from China Wi-Max's increased operational activity over the year ended December 31, 2007 compared to the prior 6 month period.

China Wi-Max's basic loss per share was $0.06 in 2007 versus a basic loss per share of less than $0.01 in 2006. A fully diluted loss per share was not calculated as it would have reduced the loss per share and been anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE PERIOD FROM JULY 2, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

From the Company's inception July 5, 2006 through December 31, 2007, China Wi-Max has funded its operations primarily from the following sources:

     o Debt proceeds through private placements of China Wi-Max convertible promissory notes; and

     o    Loans.

No cash flow from operations has been generated. At December 31, 2007, the Company had total current assets of $192,990, consisting of cash of $182,401, receivables from the issuance of common stock of $2,570 and prepaid expenses of $8,019. At December 31, 2007, the Company had total liabilities of $1,017,881, all of which are current. Total liabilities consist of accounts payable of $87,501, accrued interest of $16,380 and convertible notes payable of $914,000. At December 31, 2007, the Company had a working capital deficit of $824,891.

During the year ended December 31, 2007, the Company used $241,399 in its operating activities compared to $9 in 2006. Net losses of $444,590 were reconciled for two non-cash items, $113,750 of services paid for by the issuance of the common stock and $2,108 in amortization of debt issuance costs and cash from changes in current accounts of $87,333.

During the year ended December 31, 2007, the Company used $491,666 in its investing activities. The Company used $491,666 for deposits on the acquisition on long-lived assets. During the period of July 5, 2006 (inception) through December 31, 2006, the Company did not have any investing activities.

During the year ended December 31, 2007, the Company received $914,350 from its financing activities. During the period July 5, 2006 (inception) through December 31, 2006, the Company received $1,125 from its financing activities.

In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. Between June and December 2007, the Company issued $914,000 of notes payable, which mature on December 31, 2008, bearing interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders. Through December 31, 2007, the Company recognized proceeds of $914,000 from the sale of these convertible notes. At December 31, 2007, the Company has accrued interest of $16,380 in connection with the convertible notes. The Company has not paid nor is any principal or interest due on these notes. The Company is not in default with regard to these notes. (COMMENT #18)

During the year ended December 31, 2007, the Company received $5,620 from the sale of shares of its common stock.

During the year ended December 31, 2007, the Company issued 380,000 shares of common stock to various third parties who performed services for the Company. These shares were valued at $95,000. In December 2007, the Company also issued 75,000 shares to a director of the Company valued at $18,750 for services rendered. All shares issued for services were valued at $0.25 per share, which was based on the estimated fair value of the services rendered.

To the extent China Wi-Max operations are not sufficient to fund the Company's capital requirements, China Wi-Max may enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time China Wi-Max does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity.

The Company's business plan requires funding to develop and expand a new capital intensive business. If the current Bridge Funding of Convertible Notes is oversubscribed to the $1.5 million dollars authorized by the Board of Directors, the Company will be able to operate through December 2008 depending on which activities are implemented. The company is addressing funding needs for the next twelve months estimated at $10 million dollars to carry out the business plan by seeking to engage an Investment Advisor to assist in raising capital. To continue to expand and grow the business beyond twelve months will require significant additional capital estimated at $15 million dollars to build networks in the first four metro areas to be served and an estimated $25 million additional capital to build networks in the fifth through tenth metro area identified. This is a total of approximately $50 million dollars of capital requirements over the next thirty-six months. The Company expects to be continually raising funds for at least the next thirty-six months. In fact, the more successful the Company is in the near term, the higher its capital needs will be as facilities and marketing costs are front in loaded and revenues occur over time, thereby increasing negative cash flow in the earlier periods. Failure to raise these additional funds may result in reduction or cessation of growth or more serious operational issues. These ongoing capital needs are partially reflected in Note 1 to the Company's 2007 Audited financial statements, for which the Company's independent registered public accounting firm's Audit report included a Going Concern explanatory paragraph. (COMMENT #17)

Although there are no known legal, economic or regulatory restrictions for China Wi-Max contemplated operating subsidiaries to repay loans, management fees, dividends or other distributions to the Company, such payments are not contemplated in the Business Plan.

GOING CONCERN

The independent registered public accounting firm's report on the Company's financial statements as of December 31, 2007 and 2006, and for the periods ended December 31, 2007, includes a "going concern" explanatory paragraph that describes substantial doubt about the Company's ability to continue as a going concern.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2007

During the six months ended June 30, 2008 and 2007, China Wi-Max did not recognize any revenues from its operational activities.

During the six months ended June 30, 2008, China Wi-Max incurred general and administrative expenses of $730,098 compared to $63,543 for the six months ended June 30, 2007. The $666,555 increase was a result of an increase in the Company's operational activities compared to the prior period. During the six months ended June 30, 2008, the Company increased its staff and outside consultants, as the beginnings of the implementation of its business plan. As a result of the staff increases, there was an increase of $347,010 in salary and wages over the prior period. During the six months ended June 30, 2008, China Wi-Max incurred $230,425 in expenses related to stock and options issued as payment for services compared to $25,000 for the six months ended June 30, 2007.

During the six months ended June 30, 2008, China Wi-Max recognized a net loss of $808,736 compared to a net loss of $63,543 during the six months ended June 30, 2007. The $745,193 increase in net losses was a result of the $666,555 increase in general and administrative expenses, discussed above combined with the $78,638 increase in interest expense as a result of the issuance of convertible promissory notes discussed below.

China Wi-Max's basic loss per share was $0.08 during the six months ended June 30, 2008 versus a net loss per share of $0.01 during the six months ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

China Wi-Max continues to fund its operations through debt proceeds from the issuance of convertible promissory notes.

Cash flow from operations has not historically been sufficient to sustain China Wi-Max's operation without additional sources of capital. At June 30, 2008, the Company had total current assets of $51,716, consisting of cash of $34,952 and prepaid expenses of $16,764. At June 30, 2008, the Company had total current liabilities of $1,133,942. Total current liabilities consist of accounts payable of $34,624, accrued interest of $95,018 and current convertible notes payable of $1,004,300. At June 30, 2008, the Company had a working capital deficit of approximately $1,082,226.

During the six months ended June 30, 2008, China Wi-Max used $559,395 in its operating activities. The net loss of $808,736 was adjusted for $158,500 of services paid for by the issuance of common stock, $71,925 in non-cash option expenses and $1,901 in amortization of debt issuance costs. During the six months ended June 30, 2008, there was a $8,746 increase in prepaid expenses, a $47,877 decrease in accounts payable, a $78,638 increase in accrued interest and a $5,000 decrease in accrued expenses.

During the six months ended June 30, 2007, China Wi-Max received $9,303 from its operating activities. A net loss of $63,543 was adjusted for $25,000 of services paid for by the issuance of common stock. During the six months ended June 30, 2007, there was a $17,552 decrease in prepaid expenses and a $30,294 increase in accounts payable.

During the six months ended June 30, 2008, China Wi-Max used $360,664 in its investing activities on deposits for the acquisition of long-lived assets, which relate to the acquisition of optical, fiber and wireless licenses in Beijing, Hangzhou and Shanghai, China. During the six months ended June 30, 2007, China Wi-Max used $35,000 in its investing activities on deposits for long lived assets in Beijing, China.

During the six months ended June 30, 2008, China Wi-Max received $772,610 from its financing activities. During the six months ended June 30, 2007, China Wi-Max received $27,310 from its financing activities.

In June 2007, the Board of Directors authorized the sale of up to $1 million of convertible promissory notes. Principal and interest are convertible at any time into shares of China Wi-Max's common stock at $0.25 per share, at the option of the note holders. As of January 2008, the Company oversubscribed the offering and issued $1,004,300 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. During the six months ended June 30, 2008, China Wi-Max issued an additional $680,000 in convertible promissory notes, which mature on December 31, 2009, bearing interest at 10% per annum, and are unsecured. Principal and interest are convertible at any time into shares of China Wi-Max's common stock at $0.50 per share, at the option of the promissory note holders. China Wi-Max has not paid nor is any principal or interest due on these notes. As of June 30, 2008, there is $1,004,300 in outstanding convertible notes payable and has accrued interest of $95,108, China Wi-Max is not in default with regard to these notes.(COMMENT #18)

During the six months ended June 30, 2008, China Wi-Max issued 634,000 shares of its common stock to individuals as employment signing bonuses and payments for services performed for China Wi-Max, valued at $158,500.

During the six months ended June 30, 2008, China Wi-Max issued stock options exercisable for 2,600,000 shares of the its common stock. The options have an exercise price of $0.25 per share and a term of 5 years. Subsequent to the issuance, options exercisable for 400,000 shares of common stock were cancelled. The options have variable vesting rates. During the six months ended June 30, 2008, options exercisable for 425,000 shares were vested. These options were valued using the Black-Scholes model, and the Company has recorded $71,925 of stock based compensation expense during the six months ended June 30, 2008.

To the extent China Wi-Max's operation are not sufficient to fund its capital requirements, China Wi-Max may enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time China Wi-Max does not have a revolving loan agreement with any financial institution nor can it provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity.

China Wi-Max's business plan requires funding to develop and expand a new capital intensive business. China Wi-Max has been addressing funding needs for the next twelve months estimated at $10 to $15 million dollars to carry out the business plan. To continue to expand and grow the business beyond twelve months will require significant additional capital, reduction or cessation of growth or both. China Wi-Max expects to be continually raising funds for at least the next twenty-four months. These ongoing capital needs are reflected in the Company's independent registered public accounting firm's Going Concern comments for the audited period ending December 31, 2007.

CRITICAL ACCOUNTING POLICIES

China Wi-Max has identified the policies below as critical to China Wi-Max business operations and the understanding of China Wi-Max results from operations. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Conditions and Results of Operations where such policies affect China Wi-Max reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements beginning on page 78 for the years ended December 31, 2007 and 2006, and page 90 for the six months ended June 30, 2008 and 2007 of this document. Note that China Wi-Max's preparation of this document requires China Wi-Max to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of China Wi-Max financial statements, and the reported amounts of expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

China Wi-Max will follow very specific and detailed guidelines in measuring revenue; however, certain judgments may affect the application of China Wi-Max revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause China Wi-Max operating results to vary significantly from quarter to quarter and could result in future operating losses.

Upon  commencement  of  revenue-producing  operations,  the  Company  intends to recognize revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Consistent with the requirements of these SABs, revenue will be recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and d) collectibility is reasonably assured.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. Application of SFAS 123R requires the use of significant estimates, including expected volatility, expected term, risk-free interest rate and forfeiture rate. SFAS 123R was effective for us beginning July, 2006.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

Long-lived assets that do not have indefinite lives, such as property and equipment and acquired customer relationships, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for such long-lived assets is based on the fair value of the assets.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), BUSINESS COMBINATIONS ("SFAS 141 (R)"), which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price, and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS AN AMENDMENT OF ARB 51 ("SFAS 160") which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest, with disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition, this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT TO FASB STATEMENT NO. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement was effective for the Company on January 1, 2008. The Company did not apply the fair value option to any of its outstanding instruments and therefore SFAS No. 159 did not have an impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 was effective for the Company on January 1, 2008 for all financial assets and liabilities. For non-financial assets and liabilities, SFAS No. 157 is effective for the Company on January 1, 2009. Management is currently determining the effect that the adoption of SFAS No. 157 may have on its financial statements beyond its current fiscal year.

In March 2008, the FASB issued SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 requires additional disclosure related to derivatives instruments and hedging activities. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November, 15, 2008, and the Company is currently evaluating the impact of adoption.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised
2007), "Business Combinations," and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS 162 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal 2009. The Company does not expect the adoption of FSP APB 14-1 to have a material effect on its results of operations and financial condition.


                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

China Wi-Max's operations do not employ financial instruments or derivatives which are market sensitive. (COMMENT #20)

China Wi-Max will generate revenues and incur expenses and liabilities in both Chinese Renminbi (RMB) and U.S. dollars. Since 1994, the official exchange rate for the conversion of Chinese RMB to U.S. dollars has generally been stable and the Chinese RMB has appreciated slightly against the U.S. dollar. In the past year, the RMB has appreciated quite rapidly against the dollar. China Wi-Max has not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. China Wi-Max's results of operations and financial condition may be negatively affected by changes in the value of Chinese RMB.

ITEM 3.  PROPERTIES

China Wi-Max's operations are principally located at 1905 Sherman Street, Suite 335, Denver, Colorado 80203. As of September 25, 2008, the Company was in the last month of a six month lease for the use of the offices at 1905 Sherman Street. The monthly rental approximates $1,100. The lease can be extended month to month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of China Wi-Max outstanding common stock by:

     o each person who is known by China Wi-Max to be the beneficial owner of five percent (5%) or more of China Wi-Max common stock;

     o China Wi-Max's President, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

     o    all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within sixty days of the date of this document into shares of China Wi-Max common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants, or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of China Wi-Max common stock that China Wi-Max believes was beneficially owned by each person or entity as of September 25, 2008. The total shares outstanding as of September 25, 2008 was 10,144,000.


     TITLE OF CLASS         NAME AND ADDRESS OF BENEFICIAL OWNER    AMOUNT AND NATURE    PERCENT OF      PERCENT OF
                                                                   OF BENEFICIAL OWNER     CLASS        CLASS AFTER
                                                                                                       CONVERSION OF
                                                                                                          NOTES (1)
-------------------------- --------------------------------------- -------------------- ------------ -----------------
Common shares              Dr. Allan Rabinoff, Chairman of the               2,825,000        27.8%             16.5%
                           Board and Executive Officer
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              George E. Harris, President and Chief               470,000         4.5%              2.7%
                           Financial Officer
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              Frank Jia                                           750,000         7.4%              4.4%
                           7-3-7#, No 102, Youyi Road, Haidian
                           District
                           Beijing, China 100085

Common shares              Chris Watson                                        600,000         5.9%              3.5%
                           P.O. Box 398, 228 E. Union St.
                           Pacific, MO 63068

Common shares              Buck Krieger, Director                            1,800,000        17.7%             10.4%
                           12 Shari Dr.
                           St. Louis, MO 63122

Common shares              Jenny Wang, Chief Administrative                  1,050,000        10.4%              6.1%
                           Officer and Director
                           11649 Port Washington Rd. Ste. #224
                           Mequon, WI 53092

Common shares              Henry Zaks                                          900,000         8.9%              5.2%
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              Daniel Najor, Director                              282,500         2.7%              1.6%
                           1625 Highland Dr.
                           Solana Beach, California
                           92075-2124

Common shares              All Directors and                                 6,427,500        63.1%             37.3%
                           Executive Officers as a
                           Group (5 persons)

---------------------------
(1) Assumes the sale of the maximum number of Notes offered and conversion of all Notes into shares of common stock at $.25 and $.50 per share, which could be 7,017,200 shares. There are no assurances that all the Notes offered will be sold, or that if sold, all of the Notes will be converted. To the extent that less than all the Notes are converted, management's percentage of ownership in the Company will increase proportionately.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants, or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Included in this table are only those derivative securities with exercise prices that China Wi-Max believes have a reasonable likelihood of being "in the money" within the next sixty days.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information as to persons who currently serve as China Wi-Max directors, executives or officers, including their ages as of September 25, 2008.

          NAME                AGE                       POSITION                                  TERM
-------------------------- ---------- --------------------------------------------- ----------------------------------
Dr. Allan Rabinoff            63      Chairman and Executive Director - China       Annual- Board, Officer and 3
                                      Business Development                          years executive position

George E. Harris              58      President, Chief Financial Officer and        Annual- Board, Officer and 3
                                      Director                                      years executive position

Buck Krieger                  68      Director                                      Annual - Board

Jenny Wang                    45      Chief Administrative Officer and Director     Annual - Board and Officer

Daniel Najor                  54      Director                                      Annual - Board

China Wi-Max's officers are elected by the board of directors at the first meeting after each annual meeting of China Wi-Max's shareholders and hold office until their successors are duly elected and qualified under China Wi-Max's bylaws, or as defined by the terms of employment agreements.

The directors named above will serve until the next annual meeting of China Wi-Max's stockholders. Thereafter, directors will be elected for one-, two-, or three-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors absent any employment agreement. There is no arrangement or understanding between the directors and officers of China Wi-Max's and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Dr. Allan Rabinoff and George E. Harris devote substantially all their time to the affairs of China Wi-Max. The other Board members or officers of China Wi-Max will devote part-time to its affairs until such time as they may be required to devote full time.

China Wi-MAX is building a team of experienced business and telecommunications experts who understand the combined fiber/wireless broadband delivery model and also have business knowledge within China.

CHAIRMAN AND FOUNDER: DR. ALLAN RABINOFF has over twenty-five years of business experience in China and the Far East, including developing international companies and teams. Dr. Rabinoff has been involved as a Board and Senior Executive Team member of several Chinese ventures. Additionally, he served as the Chief Operations Officer of In Touch Communications Inc. in Beijing from November 2004 to May 2005. Dr. Rabinoff has accumulated a vast array of contacts in business and government over the last twenty-five years in Asia and has a firm grasp on the requirements necessary to successfully operate in China. In 1975, Dr. Rabinoff earned a PhD from the University of Maryland. He also holds a Master's and Bachelor of Science degree from the University of Wisconsin.

PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR: MR. GEORGE E. HARRIS was most recently a Senior Vice President at Falkenberg Capital Corporation, a boutique investment bank to the telecommunications community. Mr. Harris' experience includes numerous active roles in several technology startups. In his role at Falkenberg, he worked closely with companies that deliver telecommunications and data services utilizing wired and wireless technologies. Mr. Harris is also the President of Harris Products, Inc. and Integrated Components, Inc., and managed component manufacturing facilities based in Southern China. Previously, Mr. Harris served as the Chief Financial Officer of Farm Credit Banks of St. Louis. During a ten year career at AT&T, Mr. Harris held various financial, software development, data systems, financial planning and operational positions. He has been a Certified Public Accountant since 1977 in the state of California, where he worked for Arthur Young and Company, and earned a Bachelor of Science degree in accounting and an MBA from Pepperdine University.

DIRECTOR: MR. BUCK KRIEGER was appointed to the Company's Board at its inception in July 2006. In August of 2004 he was the President of StarTelecom, Inc., a telecommunications consulting firm, until July 2006. Mr. Krieger has an extensive financial background which began at Clayton Brokerage Company, which became the largest brokerage house in the country dedicated to commodities. During his tenure at Clayton Brokerage he was an Executive V.P. and National Sales Manager for ten years. Mr. Krieger retired from Clayton after twenty-five years. He intends to focus his business time primarily on China Wi-Max.

DIRECTOR AND CHIEF ADMINISTRATIVE OFFICER - CHINA: MS. JENNY WANG has a combination of international skills and technical experience. Ms. Wang was born and primarily educated in China, and has a background in science. She has earned a Bachelor degree in chemistry from Zhejiang University in Hangzhou, China, and earned her graduate degree in chemistry from Oregon Graduate Institute. She began her technical career working for an American manufacturing company. Ms. Wang lectures in both English and Chinese at professional seminars and has advised Chinese distributors on developing International business agreements, and technical product distribution with an emphasis on China. Ms. Wang has an extensive network of business relationships and cultural understanding that will be a significant asset to the Company.

DIRECTOR: MR. DANIEL NAJOR was appointed to the Company's Board in May 2008. Mr. Najor has an extensive business background covering the last twenty-nine years; he has directed retail establishments, real estate and corporate finance activities, Internet gaming and telecom related ventures. Mr. Najor holds an U.S. Patent for telephone calling card coupons. More recently, Mr. Najor used his patent to combine couponing with calling cards. He is currently the largest shareholder in a leading provider of telecommunication services that facilitate audience interaction with television, radio, print, web and outdoor advertising. Mr. Najor has been involved with and helped build a number of startup companies.

ANNUAL MEETING

The annual meeting of China Wi-Max's stockholders is expected to be held as soon as practicable after the filing of this registration statement. This will be a meeting of stockholders for the election of directors. The annual meeting will be held at China Wi-Max's principal office or at such other place as permitted by the laws of the State of Nevada and on such date as may be fixed from time to time by resolution of China Wi-Max Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

China Wi-Max is managed by its officers under the oversight of its Board of Directors. China Wi-Max's Board of Directors plans to establish an Audit Committee as soon as practicable. China Wi-Max is currently attempting to recruit one or more independent directors to serve on the Board of Directors and the audit committee, at least one of whom will qualify as an "Audit Committee Financial Expert" as defined in SEC regulations. China Wi-Max is also establishing a Compensation Committee. There are currently no other committees under consideration.

EXECUTIVE COMMITTEE

China Wi-Max currently does not have an Executive Committee.

AUDIT COMMITTEE

China Wi-Max currently does not have an Audit Committee. When formed, the Audit Committee will be comprised solely of directors who are independent and financially competent, as required by the Securities Exchange Act of 1934, which, as amended, China Wi-Max refers to as the Securities Exchange Act. At least one member of the committee will have accounting or related financial management expertise.

PREVIOUS "BLANK CHECK" OR "SHELL" COMPANY INVOLVEMENT

Management of the Company has not been involved in prior private "blank-check" or "shell" companies.

CONFLICTS OF INTEREST

The directors of China Wi-Max, who are not employed full-time, may not devote more than a portion of their time to the affairs of the Company. There may be occasions when the time requirements of China Wi-Max's business conflict with the demands of their other business and investment activities. Such conflicts may require that China Wi-Max attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to China Wi-Max.

CONFLICTS OF INTEREST - OTHER

Certain officers and directors of China Wi-Max may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. Additionally, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Though such a sale could result in a substantial profit to them, they would be legally required to make the decision based on the best interests of the Company and its shareholders, rather than on the potential for personal pecuniary benefit.




                  (Remainder of page left blank intentionally)

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to officers and board members during the fiscal years ended December 31, 2007, 2006 and 2005. The table sets forth this information for China Wi-Max, including salary, bonus, and certain other compensation to the Board members and named executive officers for the past three fiscal years and includes all Board Members and Officers as of September 25, 2008.

                      SUMMARY EXECUTIVES COMPENSATION TABLE
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
                                                                     Non-equity      Non-qualified
                                                                     incentive       deferred
                                                 Stock     Option    plan            compensation All other
                              Salary    Bonus    awards    awards    compensation    earnings     compensation    Total
Name & Position      Year     ($)       ($)      ($)       ($)       ($)             ($)          ($)             ($)
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Dr. Allan            2007     0         0        $20,000   0         0               0            $42,000         $62,000
Rabinoff, Chairman   2006     0         0        $1,500    0         0               0            0               $1,500
and Executive        2005     0         0        0         0         0               0            0               0
Director(1)
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
George E. Harris,    2007     0         0        0         0         0               0            0               0
President, CFO and   2006     0         0        0         0         0               0            0               0
Director(2)          2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Buck Krieger,        2007     0         0        0         0         0               0            $20,975         $20,975
Director (3)         2006     0         0        0         0         0               0            $800            $800
                     2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Daniel Najor,        2007     0         0        0         0         0               0            0               0
Director(4)          2006     0         0        0         0         0               0            0               0
                     2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Jenny Wang, Chief
Administrative       2007     0         0        $13,400   0         0               0            $21,000         $34,400
Officer and          2006     0         0        $100      0         0               0            0               $100
Director (5)         2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------

--------------------
(1) During the year ended December 31, 2006, Dr. Rabinoff received 1,500,000 shares of common stock valued at $1,500 for his services. During the year ended December 31, 2007, Dr. Rabinoff recieved 1,325,000 shares of common stock valued at $20,000 as compensation for his services. Mr. Rabinoff received $42,000 for his services as a director for China Wi-Max. On March 1, 2008, Mr. Rabinoff entered into an employment agreement with China Wi-Max, prior to that Mr. Rabinoff did not receive a salary.

(2) In January 2008, Mr. Harris received 200,000 shares of common stock, valued at $50,000 as a signing bonus in connection with the employment agreement he executed at that time. Prior to January 1, 2008, Mr. Harris did not receive a salary from China Wi-Max.

(3) During the year ended December 31, 2006, Mr. Krieger received 800,000 shares of common stock for services contributing the formation of China Wi-Max, these services were valued at $800. During the year ended December 31, 2007, Mr. Krieger received cash of $19,975 in connection with his services and 1,000,000 shares of common stock valued at $1,000.

(4) In March 2008, Mr. Najor was issued 50,000 shares of common stock valued at $12,500 for his services.

(5) During the year ended December 31, 2006, Ms. Wang was issued 100,000 shares of common stock valued at $100 for services. During the year ended December 31, 2007, Ms. Wang received 950,000 shares of common stock valued at $13,400 as compensation for her services. In addition, Ms. Wang received $21,000 in cash for her services as a director of the Company.

(COMMENTS #22 AND #23)

                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

In February 2008, China Wi-Max implemented a Corporation Stock Option Plan. The Board of Directors has set aside 4,000,000 shares of its common stock to be issued under Corporation Stock Option Plan. During the years ended December 31, 2007 and 2006, the Board did not grant or issue any options under the Corporation Stock Option Plan. During the six months ended June 30, 2008, options exercisable for 2,200,000 shares were granted.

The options have a term of five years and an exercise price of $0.25 per share. The options all have vesting rates. At September 25, 2008, 425,000 shares have vested in full. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.
(COMMENT #24)

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS (COMMENT #25)

On January 1, 2008, China Wi-Max entered into an employment agreement with Mr. George Harris to serve as the President and Chief Financial Officer of China Wi-Max. Mr. Harris's employment agreement has a term of three years and provides for Mr. Harris to receive a base salary of $10,000 per month. The employment agreement does provide for the possibility of $5,000 per month being deferred, as necessary, and that the deferred salary may be converted into common stock at a rate of $0.25 per share. In addition, upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. In addition, Mr. Harris's employment agreement received a signing bonus of 200,000 shares of China Wi-Max's common stock.

On January 1, 2008, Mr. George Harris, President, Chief Financial Officer and a Director of China Wi-Max was issued an option exercisable for 500,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 200,000 on the grant date, 100,000 on each anniversary of the effective date of the employment agreement. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

On March 1, 2008, China Wi-Max entered into an employment agreement with Dr. Allan Rabinoff to serve as the Executive Director - China Business Development. Dr. Rabinoff's employment agreement has a term of three years and provides for Dr. Rabinoff to receive a base salary of $10,000 per month. The employment agreement provides that the base salary upon the earlier occurrence of of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. Vesting is accelerated in connection with a change in control or termination.

On March 1, 2008, Dr. Allan Rabinoff, the Executive Director of Chinese Business Development and a Director of China Wi-Max was issued an option exercisable for 600,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

In connection with the employment agreements, generally, the Company terminates the employment agreement at any time with cause. The employee has the right to terminate the employment agreement at any time with good reason. In the event, the Company terminates an employment agreement for cause or the employee terminates his or her employee agreement with good reason, all of such employee's rights to compensation would cease upon the date of such termination. If we terminate an employment agreement without cause, then such employee terminates his employment agreement for cause, or in the event of a change in control, we are required to pay to such employee all compensation and other benefits that would have accrued and/or been payable to that employee during the full term of the employment agreement.

A change of control is considered to have occurred when, as a result of any type of corporate reorganization, execution of proxies, voting trusts or similar arrangements, a person or group of persons (other than incumbent officers, directors and our principal stockholders) acquires sufficient control to elect more than a majority of our board of directors, acquires 50% or more of our voting shares, or we adopt a plan of dissolution of liquidation. The employment agreement also include a non-compete and nondisclosure provisions in which each employee agrees not to compete with or disclose confidential information regarding us and our business during the term of the employment agreement and for a period of one year thereafter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Through December 31, 2007, the China Wi-Max Board of Directors in its entirety acted as the Compensation Committee for China Wi-Max. Dr. Rabinoff is the Chairman of the Company. As of February 26, 2008, a Compensation Committee was established.

STOCK OPTION AWARD AND COMPENSATION PLAN

China Wi-Max, in February 2008, adopted an incentive stock option plan pursuant to which the Board of Directors may grant options to key employees, consultants, and others to purchase up to 4,000,000 shares of the Company's common stock. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the Board of Directors and will expire no later than the fifth anniversary of the date of grant. As of September 25, 2008, 2,200,000 options with an exercise price of $0.25 had been granted to key officers, directors, employees and advisors. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

DIRECTOR COMPENSATION

The Company does not pay any Directors fees for meeting attendance. An Audit Committee has yet to be established therefore no compensation has been paid for this function.

LIMITATION ON LIABILITY AND INDEMNIFICATION

China Wi-Max is a Nevada corporation. Nevada Revised Statutes (NRS) provide that a Nevada corporation's Articles of Incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in the NRS (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. China Wi-Max articles of incorporation contain a provision eliminating the personal liability of directors to China Wi-Max or China Wi-Max shareholders for monetary damages to the fullest extent provided by the NRS.

The NRS provides that a Nevada corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. China Wi-Max articles of incorporation do not contain any such limitation.

The NRS provides that a Nevada corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

Under the NRS, unless otherwise provided in the articles of incorporation, a Nevada corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its Board of Directors or shareholders, or contract. China Wi-Max articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of China Wi-Max to the full extent permitted by Nevada law.

China Wi-Max articles of incorporation also provide that China Wi-Max may purchase and maintain insurance on behalf of any person who is or was a director or officer of China Wi-Max or who is or was serving at the request of China
Wi-Max as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not China Wi-Max would have the power to indemnify him or her against such liability.

                      EQUITY COMPENSATION PLAN INFORMATION

China Wi-Max, in February 2008, adopted an incentive stock option plan pursuant to which the Board of Directors may grant options to key employees, consultants, and others to purchase up to 4,000,000 shares of the Company's common stock. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the Board of Directors and will expire no later than the fifth anniversary of the date of grant. As of September 25, 2008, 2,200,000 options with an exercise price of $0.25 had been granted to key officers, directors, employees and advisors. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of September 25, 2008 regarding the equity compensation plan (including individual compensation arrangements) under which shares of China Wi-Max's common stock are authorized for issuance. No class of our securities other than our common stock or options to purchase our common stock is authorized for issuance under any of our equity compensation plans.

                                                NUMBER OF          WEIGHTED-AVERAGE       NUMBER OF SECURITIES
                                             SECURITIES TO BE      XERCISE PRICE OF      REMAINING AVAILABLE FOR
                                               ISSUED UPON           OUTSTANDING          FUTURE ISSUANCE UNDER
                                               EXERCISE OF         PTIONS, WARRANTS        EQUITY COMPENSATION
                                               OUTSTANDING            AND RIGHTS            PLANS (EXCLUDING
                                             PTIONS, WARRANTS            (B)             SECURITIES REFLECTED IN
                                                AND RIGHTS                                     COLUMN (A)
              PLAN CATEGORY                        (A)                                             (C)

Equity compensation plans approved by
security holders                                             0                    --                            0
Equity compensation plans not approved by
security holders                                     2,200,000      $           0.25                    1,800,000
                                               ----------------     -----------------     ------------------------
Total                                                2,200,000      $           0.25                    1,800,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 1, 2008, China Wi-Max entered into an employment agreement with Mr. George Harris to serve as the President and Chief Financial Officer of China Wi-Max. Mr. Harris's employment agreement has a term of three years and provides for Mr. Harris to receive a base salary of $10,000 per month. The employment agreement does provide for the possibility of $5,000 per month being deferred, as necessary, and that the deferred salary may be converted into common stock at a rate of $0.25 per share. In addition, upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. In addition, Mr. Harris's employment agreement received a signing bonus of 200,000 shares of China Wi-Max's common stock.

On March 1, 2008, China Wi-Max entered into an employment agreement with Dr. Allan Rabinoff to serve as the Executive Director of Chinese Business Development. Dr. Rabinoff's employment agreement has a term of three years and provides for Dr. Rabinoff to receive a base salary of $10,000 per month. The employment agreement provides that the base salary upon the earlier occurrence of of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month.

On January 1, 2008, Mr. George Harris, President, Chief Financial Officer and a Director of China Wi-Max, was issued an option exercisable for 500,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 200,000 on the grant date, 100,000 on each anniversary of the effective date of the employment agreement. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

In December 2007, Mr. George Harris, an officer and director of China Wi-Max, purchased a $5,000 Convertible Promissory Note, as part of the Convertible Note Offering. The note is due December 31, 2008 and is convertible in shares of common stock at $0.25 per share.

On March 1, 2008, Dr. Allan Rabinoff, the Executive Director - China Business Development and a Director of China Wi-Max was issued an option exercisable for 600,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan.
On March 1, 2008, Mr. Daniel Najor, a Director of China Wi-Max, was issued an option exercisable for 450,000 under the Corporation Stock Option Plan. The option has an exercise price of $0.25 per share and a term of 5 years. The option vests at a rate of 18,750 shares per month. Mr. Najor received the option as payment for his services.
During the years ended December 31, 2007 and 2006 and the period of January 1, 2008 through June 30, 2008, the following officers and directors of China Wi-Max received shares of common stock in the following amounts for the reasons as stated below.

--------------------------------------------- ----------------- ----------------- ----------------------------
                    NAME                      NUMBER OF SHARES   VALUE OF STOCK       REASON FOR ISSUANCE
--------------------------------------------- ----------------- ----------------- ----------------------------
YEAR ENDED DECEMBER 31, 2006
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            800,000             $800                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Officer and Director        1,500,000           $1,500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang, Director                              100,000             $100                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
YEAR ENDED DECEMBER 31, 2007
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang, Director                              200,000             $200                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Director                      750,000             $750                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang                                        100,000             $100                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Director                      500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff                                 75,000          $18,750                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang                                         50,000          $12,500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------

                                       55

--------------------------------------------- ----------------- ----------------- ----------------------------
                    NAME                      NUMBER OF SHARES   VALUE OF STOCK       REASON FOR ISSUANCE
--------------------------------------------- ----------------- ----------------- ----------------------------
JANUARY 1, 2008 THROUGH JUNE 30, 2008
--------------------------------------------- ----------------- ----------------- ----------------------------
George Harris, President, Chief Financial         200,000           $50,000           Signing Bonus with
Officer and Director                                                                 Employment Agreement
--------------------------------------------- ----------------- ----------------- ----------------------------
Daniel Najor, Director                              5,000            $1,250                Services
--------------------------------------------- ----------------- ----------------- ----------------------------

ITEM 8.  LEGAL PROCEEDINGS

China Wi-Max anticipates that it (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and China Wi-Max cannot assure that their ultimate disposition will not have a materially adverse effect on China Wi-Max business, financial condition, cash flows or results of operations. There are no such claims or legal proceedings as of September 25, 2008.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION (COMMENT #27)

There is no current public trading market for the common stock and there is no assurance that one will develop in the near future, if ever. China Wi-Max will seek application to be listed on the over-the-counter bulletin board trading facility ("OTCBB") concurrent with filing this Form 10. The Company cannot assure that its shares will trade at or above the Company's net asset value.

HOLDERS

There are approximately 37 holders of record of China Wi-Max common stock as of September 25, 2008.

DIVIDEND POLICY

Holders of China Wi-Max common stock are entitled to receive such dividends as may be declared by China Wi-Max's Board of Directors. China Wi-Max has not declared or paid any dividends on China Wi-Max common shares and does not plan on declaring any dividends in the near future. China Wi-Max currently intends to use all available funds to finance the operation and expansion of its business.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 25, 2008, China Wi-Max currently has 10,144,000 shares of common stock outstanding. A current shareholder who is an "affiliate" of China Wi-Max, defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with China Wi-Max will be required to comply with the resale limitations of Rule 144. Of these shares a total of 9,854,000 shares have been held for six months or more and are eligible for resale under Rule 144 assuming the company has been a reporting company for 90 days. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about China Wi-Max. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

CONVERTIBLE NOTES
NOTES DUE DECEMBER 31, 2008, CONVERTIBLE AT $.25 INTO COMMON SHARES
------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Adis, Donald P.
574 Eagle Nest Ct.
Golden, Colorado 80401-0907                           1                            $55,000              4-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Adis, Kathryn
574 Eagle Nest Ct.
Golden, Colorado 80401-0907                           1                            $12,500              9-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Barba, Ronald
2 Gate Field Dr.
Greenwich, Connecticut 06831                          1                            $25,000              6-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Beilenson, Larry
1705 Bristol Ridge Ct.
Chesterfield, MO 63017                                1                             $5,300             1-Jan -08
------------------------------------------ ------------------------- ---------------------- ---------------------
Blanchard, Lawrence
4101 Sulgrave Rd.
Richmond, Virginia 23221                              1                             $5,000              2-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Bollinger, George
219 Canyon Point Circle
Golden, Colorado 80403                                1                            $25,050             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Charleville, Joe L.
2036 Pheasant Run Dr.
St. Louis, Missouri 63043                             1                            $15,000              5-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Clooney, Donald
1149 Templeton Pl.
Chesterfield, Missouri 63019-8412                     1                            $20,000              3-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Doss, Sara
6217 Rhodes Ave.
St. Louis, Missouri 63109-3416                        1                             $5,000              2-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Doss, Stephen
6217 Rhodes Ave.
St. Louis, Missouri 63109-3416                        1                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       57

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Hahn, Owen
9356 N. Waverly Dr.
Milwaukee, Wisconsin 53217                            1                            $40,000             26-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Harris, George
PO Box 3568
Copper Mountain, Colorado 80443                       1                             $5,000              6-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Heidlebaugh,  Shawn
1632 Forest Park
Findlay, Ohio 45840                                   1                            $10,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hombs, Roy
111 E. Broadway, Ste 340
Columbia, Missouri 65203                              1                            $25,000              6-Aug-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jacobs, Michael
1120 Lincoln St., Apt 2
Denver, CO 80203                                      1                            $25,050             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Jatho, David
4904 Ct Rd 343
Fulton, Missouri 65251                                1                           $107,500             19-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jordan, R. Thomas
1833 Lowell Ln.
Ft. Collins, Colorado 80524                           1                           $100,000             23-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jordan, Thomas
1833 Lowell Ln.
Fort Collins, CO 80524                                1                            $25,000             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Kretz, John
2814 Invale Dr.
Glendale, CA 91208                                    1                            $75,000             22-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Lee, Charles
8343 Acuff Ln.
Lenexa, Kansas 66215                                  1                             $5,000             15-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
McAdams, Gary
8480 E Orchard Rd., Suite 3600
Greenwood Village, CO 80111                           1                           $100,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Mitchell, Sam & JoAnn
8214 Mayhews Landing Rd.
Newark, California 94560                              1                             $5,000             15-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Najor, Samul
1625 Highland Dr.
Solana Beach, California
92075-2124                                            1                            $30,000              5-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
O'Connor, Judith
3321 Steeple Hill
St. Charles, Missouri 63301                           1                             $5,000              7-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Scott, Pat & Karon
8085 S. Niagara Way
Centennial, Colorado 80112                            1                             $5,000              7-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       58

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Shanker, Marcia
10805 W. 142st St.
Overland Park, Kansas 66221                           1                            $10,000             10-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Stein, Patricia
12323 Fox Lake Ct.
Fairfax, Virginia 22033                               1                             $2,500              4-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Stern, Aron
3482 Corte Clarita
Carlsbad, California 92009                            1                             $3,000              5-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Torson, Robert D.
2064 Vista Dr.
Loveland, Colorado 80538                              1                            $10,000              2-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Young, Robert
PO Box 980517160
Calle Serena,
Rancho Sante Fe, California 92087-4805                1                            $50,000              1-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
TOTAL ACCREDITED INVESTORS                            30                          $810,900
                                           ========================= ======================

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Dyall, John
1450 Pepperhill Dr.
Florissant, Missouri 63033                            2                             $9,000              0-Jan-00
------------------------------------------ ------------------------- ---------------------- ---------------------
Erickson, Marlowe
8419 Cornell Ave.
St. Louis, Missouri 63132-4905                        2                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Finnen, Martha
1945 S. Jay Ct.
Lakewood, Colorado 80227                              2                             $5,000             14-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gibbons, Eileen
3703 S. Edmunds St., #37
Seattle, Washington 98118                             2                             $2,500              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gieseking, Linda
2323 Wellington Estates Dr.
Chesterfield, Missouri 63017                          2                             $5,000             30-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gill, Timothy
7650 Windy Ct.
Arvada, Colorado 80007                                2                             $5,000             24-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Haas, Michael
2148 Pino Cir.
Erie, Colorado 80516                                  2                             $5,000             10-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       59

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Harper, Glenn H.
PO Box 481084
Denver, Colorado 80248                                2                             $2,500              3-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Beth
919 2nd Ave. West #202
Seattle, Washington 98119                             2                             $5,000             10-Aug-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Mark
#3 Berry Patch Ln.
Columbia, Illinois 62236                              2                             $2,500             18-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Paul
2327 Principia Dr.
Maryland Heights, Missouri 63043-1436                 2                             $2,500             22-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Johnson, Anthony
23431 Toronja Corte
Corona, California 92883                              2                            $10,000             19-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Johnson, Kevin
4132 N. Menomonee River Pkwy
Wauwatosa, Wisconsin 53222-1134                       2                             $3,000             30-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Lueken, Patricia
6036 Highfield Rd.
St. Louis, Missouri 63109-3374                        2                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Marden, Richard
313 Old Dominion Ave.
Herndon, Virginia 20170                               2                             $2,500             28-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Miller, Ann
751 Muir View Dr.
Ballwin, Missouri 63011                               2                             $5,000              5-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Milliken, Mark
PO Box 4923585 Homestead Dr. Edwards,
Colorado 81632-4923                                   2                             $5,000             16-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Moore, Brian
5950 Golden Pond
Villa Ridge, Missouri 63089                           2                             $8,900              3-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nedelcovych, Mima
2791 Centerboro Dr., #488
Vienna, Virginia 22181                                2                             $5,000             26-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nelson, Robert A.
4 Anglers Ln.
Defiance, Missouri 63341                              2                            $15,000              6-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nikolaisen, Lynn
8808 Pardee Forest Dr. #C
St. Louis, Missouri 63123                             2                             $2,500             20-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Pantaleo, Riccardo
9337 Waterfall Glen Blvd.
Darien, Illinois 60561                                2                             $5,000             13-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Peterson, Ronald
423 S.E. Gilham Ave.
Portland, Oregon 97215                                2                             $6,500              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       60

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Rosen, Judy H.
14569 Benefit St., #307
Sherman Oaks, California 91403                        2                             $5,000              9-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Ross, Robert A.
1608 S. Chester Ct.
Denver, Colorado 80247                                2                            $12,500              5-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Rudeen, Beverly
314 Overdale Rd.
Pittsburgh, Pennsylvania
15221-4436                                            2                             $6,000             31-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Smith, Kathy
16592 W. 61st. Pl.
Golden, Colorado 80403                                2                             $2,500             17-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Smith, Richard
16592 W. 61st Pl.
Golden, Colorado 80403                                2                             $2,500             15-Apr-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wang, Qingwen
36 Plateau
Aliso Veijo, California 92656                         2                            $20,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wang, Sharon & Qi
8552 S Miller Ct.
Littleton, Co 80127                                   2                             $5,000             29-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wedlake, David
W357 Delafield Rd.
Oconomowoc, WI 53066                                  2                            $10,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Ziegler, Sally
509 W. Dean Ct.
Fox Point, Wisconsin 53217-2640                       2                             $7,500             27-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
TOTAL UN-ACCREDITED INVESTORS                         32                          $193,400
                                           ------------------------- ----------------------
TOTAL INVESTORS                                       62                        $1,004,300
                                           ========================= ======================
* Investor type 1 is accredited and type 2 is un-accredited

-----------------------------------------------------------------------------------------------------------------

NOTES DUE DECEMBER 31, 2009, CONVERTIBLE AT $.50 INTO COMMON SHARES
------------------------------------------ ------------------------- ----------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *                 AMOUNT                  DATE
------------------------------------------ ------------------------- ----------------------- ---------------------
Ron  Barba
2 Gatefield Dr.
Greenwich, CT 6831                                    1                             $50,000             17-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Steven Hanson
206 Spring Dr.
NYC, NY 10012                                         1                            $300,000             17-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Yves Rounier
11919 E. Ida Pl.
Englewood, CO 80111                                   1                             $50,000             21-Mar-07
------------------------------------------ ------------------------- ----------------------- ---------------------


                                       61

------------------------------------------ ------------------------- ----------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *                 AMOUNT                  DATE
------------------------------------------ ------------------------- ----------------------- ---------------------
Christopher Virtue
672 N E 21 Ave
Deerfield Beach, FL 33441                             1                             $50,000             20-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Brian & Marie Millikin
2380 Bougainvillea Circle
Corona, CA 92879                                      1                             $65,000              1-Apr-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Judy Rosen
14569 Benefit St., #307
Sherman Oaks, CA 91403                                1                             $10,000             20-May-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Christopher Virtue
672 N.E. 21st Ave.
Deerfield Beach, FL  33441                            1                            $100,000             23-May-08
------------------------------------------ ------------------------- ----------------------- ---------------------
David Wedlake
W357 Delafield Road
Oconomowoc, WI 53066                                  1                             $20,000             3-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
National Home Vision, Inc.
1151 Bowes Rd., Suite B
Lowell, MI  49331                                     1                             $10,000            12-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
James and Jewel A. Allen
1500 Fox Moon Court
Jefferson City, MO 65109                              1                             $25,000            24-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
John Kretz
2814 Invale Drive
Glendale, CA  91208                                   1                             $75,000            29-July-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Steven Hanson
206 Spring Drive
New York City, NY  10012                              1                            $150,000            30-July-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                            $110,000          29-August-08
------------------------------------------ ------------------------- ----------------------- ---------------------
                                           ------------------------- -----------------------
TOTAL INVESTORS                                       13                         $1,015,000
                                           ========================= =======================

------------------------------------------------------------------------------------------------------------------
* Only accredited investors are accepted in this raise

COMMON SHARES ISSUED

COMMON SHARES ISSUED AT PAR VALUE
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63122                   September 25, 2006                $800  Services (1)           $0.001     800,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63067                    September 25, 2006                $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Owen Hahn
9356 N Waverly Dr.
Bayside, WI 53217                    September 25, 2006                $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53092                     September 28, 2006              $1,500  Services (1)           $0.001   1,500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Iain Stewart
2518 Stonecrest Dr.
Fort Collins, CO 80521               September 28, 2006                $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80123                     September 28, 2006                $100  Services (3)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91403               September 28, 2006                 $25  Services (1)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63011                    September 28, 2006                 $20  Services (5)           $0.001      20,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Joseph  Charleville
2036 Pheasant Run
Maryland Heights, MO 63043           September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63377                  September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Henry Zaks
11649 Port Washington Rd., Suite
224
Mequon, WI 53092                     September 28, 2006                $600  Services (1)           $0.001     600,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Roy Hombs
2100 Garnet Drive
Columbia, MO 63202                   September 28, 2006                 $20  Services (3)           $0.001      20,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65251                     September 28, 2006                  $5  Services               $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63378                  September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       63

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80124                     November 6, 2006                  $100  Services (3)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60540                 November 29, 2006                 $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63012                    December 26, 2006                  $10  Services (5)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Donald Clooney
1149 Templeton Place
Town and Country, MO 63017           December 26, 2006                  $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91404               January 2, 2007                     $5  Services (1)           $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63379                  December 26, 2006                   $5  Services               $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60541                 February 5, 2007                  $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Beverly Harris
P. O. Box 3568
Copper Mountain, CO 80443            February 5, 2007                   $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Neslo Ventures C/0 Mark Olson
P.O. Box 1382
O'Fallon, MO 63366                   February 12, 2007                  $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Donald Woodlee
6860 S. Yosemite Ct. Ste 2000
Centennial, CO 80112                 February 12, 2007                  $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100085                February 12, 2007                 $200  Services (4)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
James Xu
Room 104, Building 71,
Qiu-Shi-Cun,
Hangzhou City, China 310013          February 13, 2007                  $50  Services (2)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Thomas Wong
1611 Locust, #203
St, Louis, MO 63103                  May 1, 2007                        $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63069                    May 22, 2007                      $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Roy Hombs
2100 Garnet Drive
Columbia, MO 63202                   May 1, 2007                        $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65252                     May 1, 2007                        $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       64

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65253                     May 1, 2007                        $15  Services (3)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91405               May 1, 2007                        $10  Services (1)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63013                    May 1, 2007                        $10  Services (5)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63376                  May 1, 2007                        $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60542                 May 22, 2007                      $200  Services (1)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91406               May 22, 2007                       $15  Services (1)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63014                    May 22, 2007                       $25  Services (5)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80125                     May 1, 2007                       $200  Services (3)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63015                    May 31, 2007                       $15  Services (5)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100086                May 31, 2007                      $150  Services (4)           $0.001     150,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Brian D. Beers
15251 Peppermill Drive
Chesterfield, MO 63005               May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
James Harter
933 Kiefer Trails Drive
Ballwin, MO 63021                    May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Steve Broadbent
920 Plaza Dr, Suite G
St Clair, MO 63077                   May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63016                    May 31, 2007                       $15  Services (5)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53093                     May 31, 2007                      $750  Services (1)           $0.001     750,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63123                   May 31, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       65

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Henry Zaks
11649 Port Washington Rd., Suite
224
Mequon, WI 53093                     May 31, 2007                      $300  Services (1)           $0.001     300,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63068                    May 31, 2007                      $100  Services (2)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60543                 May 31, 2007                      $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63017                    May 31, 2007                       $50  Services (5)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100087                June 2, 2007                      $200  Services (4)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60544                 June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63124                   June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53094                     June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63070                    June 4, 2007                      $100  Services (2)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63018                    June 4, 2007                       $50  Services (1)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91407               June 4, 2007                       $25  Services (1)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Richard Smith
16592 W. 61st Place
Golden, CO 80403                     October 22, 2007                   $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63380                  October 22, 2007                   $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Sam Stein
6455 N. Garden Grove Lane
Glendale, WI 53209                   December 31, 2007                  $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                     TOTAL PAID                      $9,045        TOTAL SHARES              9,045,000
-----------------------------------------------------------------------------------------------------------------------

(1) Contributing  to the  formation  of the Company
(2) Providing  advice on technological matters and researching broadband sector
(3) Providing advice on strategic issues, technology market trends and financial and capital markets.
(4) Providing market and asset negotiation and acquisition services in China
(5) Marketing and internet design services

COMMON SHARES ISSUED AT $.25 PER SHARE

------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
    NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED    CONSIDERATION   SERVICE PROVIDED   PRICE         NUMBER OF
                                                                                                PER SHARE      SHARES
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Lupe Duenas
10642 Essex Court
Mequon, WI 53092                      October 4, 2007                $2,500  Services               $0.25           10,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Aron Stern
3482 Corte Clarita
Carlsbad, CA 92009                    October 4, 2007                $2,500  Services               $0.25           10,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Leo Kutz
9 Tulip Drive
St Louis, MO 63119                    December 10, 2007             $25,000  Services (2)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Leo Kutz
9 Tulip Drive
St Louis, MO 63120                    December 10, 2007              $5,000  Services (2)           $0.25           20,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Frank Jia
7-3-7#, No 102, Youyi Road, Haidian
District
Beijing, China 100085                 December 11, 2007             $25,000  Services (3)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Allan Rabinoff
11649 Port Washington Rd. #224
Mequon, WI 53092                      December 11, 2007             $18,750  Services (3)           $0.25           75,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60540                  December 11, 2007             $12,500  Services (3)           $0.25           50,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80123                      December 31, 2007             $25,000  Services (3)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
George Harris
P. O. Box 3568
Copper Mountain, CO 80443             January 1, 2008               $50,000  Services (3)           $0.25          200,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Benjamin Edmonds
4883 Foster Road
Elbridge, NY 13060                    January 2, 2008                $9,750  Services (2)           $0.25           39,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Michael Barber
4627 Torrey Circle Unit P-202
San Diego, CA 92130                   February 1, 2008              $25,000  Services (2)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Daniel Najor
1625 Highland Cove
Solana Beach, CA 92075                March 1, 2008                 $12,500  Services (2)           $0.25           50,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
David Gao
Suit 818, Tower 2, Bright China
Chang An Building, 7 Jianguomen Nei
Street
Beijing, China 100005                 March 12, 2008                 $1,250  Services               $0.25            5,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Barba, Ronald
2 Gate Field Dr.
Greenwich, Connecticut 06831          May 5, 2008                   $35,000  Services (2)            $.25          140,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------

                                       67

------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
    NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED    CONSIDERATION   SERVICE PROVIDED   PRICE         NUMBER OF
                                                                                                PER SHARE      SHARES
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Frank Jia
7-3-7#, No 102, Youyi Road, Haidian
District
Beijing, China 100085                 June 9, 2008                  $25,000    Services (3)         $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------

                 Total Consideration                           $274,750        Total Shares                      1,099,000
--------------------
(1) Providing  advice on  technological  matters and  researching  broadband sector
(2) Providing advice on strategic issues, technology market trends and financial and capital markets.
(3) Assistance in acquisition of Beijing fiber and wireless assets


GRAND TOTAL CONSIDERATION                                      $283,795      GRAND TOTAL SHARES                 10,144,000
===================================== ===================== ================ ================== ============ ==============


EXEMPTION FROM REGISTRATION CLAIMED (COMMENT #28)

All of the sales by China Wi-Max of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Act. All of the individuals and/or entities listed above that purchased the unregistered securities were all known to the Company and its management, through pre-existing business relationships, as long standing business associates, friends, and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

The Company's authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share. As of September 25, 2008, there were 10,144,000 shares issued and outstanding. No preferred stock is issued and outstanding.

COMMON STOCK

The holders of China Wi-Max common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the

Company's Board of Directors with respect to any series of preferred stock, the holders of China Wi-Max common stock possess all voting power. China Wi-Max articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of China Wi-Max preferred stock created by China Wi-Max Board of Directors from time to time, the holders of common stock are entitled to dividends, if any, as may be declared from time to time by China Wi-Max Board of Directors from funds available and are entitled to receive pro rata all assets available for distribution to such holders upon liquidation. For a more complete discussion of China Wi-Max dividend policy, please see "Dividend Policy."

The holders of China Wi-Max common stock have no preemptive rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which China Wi-Max may designate and issue in the future.

Neither the Articles of Incorporation nor the By-Laws of China Wi-Max, provide for any provisions to delay or prevent a change of control of the Company through the use of shares of its common stock or preferred stock. (COMMENT #29)

PREFERRED STOCK

China Wi-Max's Articles of Incorporation vest the Board of Directors with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Nevada and the Articles of Incorporation in respect of, among other things: (a) the number of Preferred Shares to constitute such series and the distinctive designations thereof, (b) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue, (c) whether Preferred Shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, (d) the liquidation preferences payable on Preferred Shares in the event of involuntary or voluntary liquidation, (e) sinking fund or other provisions, if any, for redemption or purchase of Preferred Shares, (f) the terms and conditions by which Preferred Shares may be converted, if the Preferred Shares of any series are issued with the privilege of conversion, and (g) voting rights, if any. As of the date of this Offering Memorandum, there are no Preferred Shares issued or outstanding.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for China Wi-Max common stock is Mountain Share Transfer, Inc., of 1625 Abilene Dr., Broomfield, CO 80020.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Company's Articles of Incorporation and By-Laws, the Company may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in the Company's best interest. No officer or director may be indemnified, however, where the officer or director committed intentional misconduct, fraud, or an intentional violation of the law.

The Company may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, the Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding the indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to officers and directors under Nevada law, the Company is informed that, in the opinion of the Securities and Exchange
Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by the Company's officer(s), director(s), or controlling person(s) in connection with the securities being registered, it will, unless in the opinion of the Company's legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. The Company will then be governed by the court's decision.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The audited financial statements of China Wi-Max Communications, Inc. for the year ended December 31, 2007, period from July 5, 2006 (inception) through December 31, 2006, and period from July 5, 2006 through December 31, 2007, appear as pages 71 through 83. The unaudited financial statements for the six months period ended June 30, 2008 and 2007 appear as pages 84 through 95.

                        China Wi-Max Communications, Inc.
                        (A Development Stage Enterprise)

                              FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007



                                    CONTENTS


Report of independent registered public accounting firm                73

Financial statements:

     Balance sheets                                                    74

     Statements of operations                                          75

     Statements of shareholders' deficit                               76

     Statements of cash flows                                          77

     Notes to financial statements                                  78-83

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
China Wi-Max Communications, Inc.

We have audited the accompanying balance sheets of China Wi-Max Communications, Inc. (a Development Stage Enterprise) as of December 31, 2007 and 2006, and the related statements of operations, shareholders' deficit, and cash flows for the year ended December 31, 2007, the period from July 5, 2006 (inception) through December 31, 2006, and the period from July 5, 2006 through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Wi-Max Communications, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from July 5, 2006 (inception) through December 31, 2006, and the period from July 5, 2006 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company reported a net loss of approximately $445,000 during the year ended December 31, 2007, and has a working capital deficiency and a shareholders' deficit of approximately $825,000 and $330,000, respectively, at December 31, 2007. In addition, the Company has a limited operating history and no revenue producing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


GHP HORWATH, P.C.

March 18, 2008
Denver, Colorado


                                              CHINA WI-MAX COMMUNICATIONS, INC.
                                              (A DEVELOPMENT STAGE ENTERPRISE)

                                                       BALANCE SHEETS



                                                           ASSETS
                                                                                                  December 31,
                                                                                   -------------------------------------------
                                                                                          2007                   2006
                                                                                   -------------------    --------------------
Current assets:
   Cash                                                                            $          182,401     $             1,116
   Receivables from issuance of common stock (Note 6)                                           2,570                   2,700
   Prepaid expenses                                                                             8,019                       -
                                                                                   -------------------    --------------------

       Total current assets                                                                   192,990                   3,816
                                                                                   -------------------    --------------------

Debt-issue costs, net                                                                           3,162

Deposits for acquisition of long-lived assets (Note 3)                                        491,666                       -
                                                                                   -------------------    --------------------
                                                                                              494,828                       -
                                                                                   -------------------    --------------------

         Total assets                                                              $          687,818     $             3,816
                                                                                   ===================    ====================


                                            LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable                                                                $           87,501     $             8,529
   Accrued interest                                                                            16,380                       -
   Convertible notes payable (Note 4)                                                         914,000                       -
                                                                                   -------------------    --------------------

         Total liabilities (all current)                                                    1,017,881                   8,529
                                                                                   -------------------    --------------------

Shareholders' deficit (Note 6):
    Preferred stock; $.001 par value; 5,000,000 shares authorized;
          none issued or outstanding                                                                -                       -
    Common stock; $.001 par value; 50,000,000 shares authorized;
          9,770,000 and 3,825,000 shares issued and outstanding as of
         December 31, 2007 and 2006, respectively                                               9,770                   3,825
    Additional paid-in capital                                                                113,295                       -
    Deficit accumulated during the development stage                                         (453,128)                 (8,538)
                                                                                   -------------------    --------------------

       Total shareholders' deficit                                                           (330,063)                 (4,713)
                                                                                   -------------------    --------------------

                                                                                   $          687,818     $             3,816
                                                                                   ===================    ====================




                       SEE NOTES TO FINANCIAL STATEMENTS.


                                              CHINA WI-MAX COMMUNICATIONS, INC.
                                              (A DEVELOPMENT STAGE ENTERPRISE)

                                                  STATEMENTS OF OPERATIONS



                                                                                Period from                 Period from
                                                                                July 5, 2006               July 5, 2006
                                                                                (inception)                 (inception)
                                                      Year ended                  through                     through
                                                   December 31, 2007         December 31, 2006           December 31, 2007
                                                 ----------------------    -----------------------    ------------------------

Operating expenses:
  General and administrative expense             $           (426,102)     $              (8,538)     $             (434,640)
                                                 ----------------------    -----------------------    ------------------------



Other expense:

     Interest expense (Note 4)                                (18,488)                         -                     (18,488)
                                                 ----------------------    -----------------------    ------------------------


Net loss                                         $           (444,590)     $              (8,538)     $             (453,128)
                                                 ======================    =======================    ========================

Basic and diluted net loss per share             $              (0.06)     $                   *
                                                 ======================    =======================

Weighted average number of common
    shares outstanding                                      7,136,096                  1,968,611
                                                 ======================    =======================



* Less than ($0.01) per share



















                       SEE NOTES TO FINANCIAL STATEMENTS.


                                                  CHINA WI-MAX COMMUNICATIONS, INC.
                                                  (A DEVELOPMENT STAGE ENTERPRISE)

                                                 STATEMENTS OF SHAREHOLDERS' DEFICIT
                                   PERIOD FROM JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2007



                                                                                 Additional         Deficit
                                                     Common stock                  paid-in        accumulated            Total
                                           --------------------------------                        during the        shareholders'
                                               Shares            Amount            capital      development stage       deficit
                                           ---------------    -------------   ---------------    --------------    -----------------

Common stock issued for cash
between July 5, 2006 (inception)
and December 31, 2006 at par
value ($0.001 per share)                      3,825,000       $    3,825                                           $       3,825

Net loss                                                                                         $   (8,538)              (8,538)
                                           ---------------    ------------    ---------------    --------------    -----------------

Balances, December 31, 2006                   3,825,000            3,825                             (8,538)              (4,713)

Common stock issued for cash
between January and
December 2007 at par value
($0.001 per share)                            5,490,000            5,490                                                   5,490

Common stock issued for services,
valued at $0.25 per share (Note 6)              455,000              455      $    113,295                               113,750

Net loss                                                                                           (444,590)            (444,590)
                                          ---------------     ------------    --------------    --------------     ----------------

Balances, December 31, 2007                   9,770,000       $    9,770      $    113,295      $  (453,128)       $    (330,063)
                                          ===============     ============    ==============    ==============     ================
















                       SEE NOTES TO FINANCIAL STATEMENTS.



                                                        CHINA WI-MAX COMMUNICATIONS, INC.
                                                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                            STATEMENTS OF CASH FLOWS

                                                                                             Period from        Period from
                                                                                            July 5, 2006        July 5, 2006
                                                                                             (inception)         (inception)
                                                                        Year ended             through             through
                                                                    December 31, 2007     December 31, 2006   December 31, 2007
                                                                    ------------------    ----------------    ----------------
Cash flows from operating activities:
   Net loss                                                          $       (444,590)     $       (8,538)     $     (453,128)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
    Common stock issued for services                                          113,750                   -             113,750
    Amortization of debt-issue costs                                            2,108                   -               2,108
     Changes in assets and liabilities:
       Increase in prepaid expenses                                            (8,019)                  -              (8,019)
       Increase in accounts payable                                            78,972               8,529              87,501
       Increase in accrued interest                                            16,380                   -              16,380
                                                                    ------------------    ----------------    ----------------

Net cash used in operating activities                                        (241,399)                 (9)           (241,408)
                                                                    ------------------    ----------------    ----------------

Cash flows from investing activities:

    Deposits for acquisition of long-lived assets                            (491,666)                  -            (491,666)
                                                                    ------------------    ----------------    ----------------


Net cash used in investing activities                                        (491,666)                  -            (491,666)
                                                                    ------------------    ----------------    ----------------

Cash flows from financing activities:
    Proceeds from issuance of convertible notes payable                       914,000                   -             914,000
    Proceeds from issuance of common stock                                      5,620               1,125               6,745
    Debt issue costs                                                           (5,270)                  -              (5,270)
                                                                    ------------------    ----------------    ----------------

Net cash provided by financing activities                                     914,350               1,125             915,475
                                                                    ------------------    ----------------    ----------------


Net increase in cash                                                          181,285               1,116             182,401
Cash, beginning of period                                                       1,116                   -                   -
                                                                    ------------------    ----------------    ----------------

Cash, end of period                                                  $        182,401     $         1,116     $       182,401
                                                                    ==================    ================    ================

Supplemental disclosure of non-cash investing and
 financing activities:
      Receivables from issuance of common stock                     $           2,570     $         2,700     $         5,270
                                                                    ==================    ================    ================




                       SEE NOTES TO FINANCIAL STATEMENTS.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

1.   ORGANIZATION, BASIS OF PRESENTATION, GOING CONCERN AND MANAGEMENT'S PLANS:

     ORGANIZATION AND BASIS OF PRESENTATION:

     China Wi-Max Communications, Inc. (the "Company") is a development stage telecommunications broadband provider. The Company is a Nevada corporation formed in July 2006, and is focused on providing commercial customers with high bandwidth connections throughout first and second tier markets in China. For accounting purposes, the Company is classified as a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

     The Company plans to build, own, and operate metropolitan area Internet Protocol (IP)-based broadband networks using a combination of Company-owned optical fiber and licensed Wi-Max (Worldwide Interoperability for Microwave Access) capable wireless spectrum. These networks are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. The Company intends to provide value-added services such as IP transport, Internet Service Provider (ISP) services, and broadband internet access. The Company also intends to offer Voice Over Internet Protocal (VOIP) services. The Company plans to position inself to bypass the local loop facilities of the current local exchange carriers to connect enterprise customers directly to a global communications network.

     To facilitate its plans, the Company is in the process of acquiring two shell companies in China, which are to hold and control the assets acquired, and through which operations are to occur (Note 3).

     GOING CONCERN AND MANAGEMENT'S PLANS:

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of approximately $445,000 for the year ended December 31, 2007, and a working capital deficiency and shareholders' deficit of approximately $825,000 and $330,000, respectively, at December 31, 2007. The Company has a limited operating history and has no revenue producing operations. In addition, the Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

     To address its current cash flow concerns, the Company is completing a $1 million issuance of 12% convertible notes maturing in December 2008, convertible at $0.25 per share (Note 4), and is in the process of raising additional capital through a $1 million bridge loan, which consists of 10% convertible notes maturing in December 2009, convertible at $0.50 per share. Debt issuances are expected to be completed in the first and second quarter of 2008. In addition, the Company is planning a $3 to $5 million private placement of stock in mid 2008. Management anticipates that the proceeds from the bridge loan and the private placement will be used primarily to acquire long-lived assets and to begin marketing the Company's services, including the implementation of required infrastructure.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     LONG-LIVED ASSETS:

     Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations. Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.

     DEBT ISSUE COSTS:

     Debt issue costs of $5,270 are being amortized to interest expense on a straight-line basis over the term of the related debt, which matures in December 2008 (Note 4). Accumulated amortization is $2,108 as of December 31, 2007.

     CONVERTIBLE SECURITIES:

     Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 98-5, ACCOUNTING FOR
     CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES ("EITF 98-5") and EITF Issue No. 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS ("EITF 00-27"). Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense. The Company has also considered EITF No. 05-2, THE MEANING OF CONVENTIONAL CONVERTIBLE DEBT INSTRUMENTS and EITF Issue No. 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK.

     FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The fair value of the Company's cash, receivables from the issuance of common stock, accounts payable and convertible notes, approximate their carrying amounts due to the short maturities of these instruments.

     REVENUE RECOGNITION:

     The Company does not yet have any revenue-producing operations. Upon commencement of revenue-producing operations, the Company intends to recognize revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, as amended by SAB No. 104, REVENUE RECOGNITION. Consistent with the requirements of these SABs, revenue will be recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and d) collectibility is reasonably assured.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     LOSS PER SHARE:

     Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and common shares issuable upon the conversion of debt securities (3,721,520 at December 31, 2007) are not considered in the calculation, as the effect would be antidilutive. Therefore, diluted loss per share is equivalent to basic loss per share.

     STOCK BASED COMPENSATION:

     The Company has adopted the provisions of SFAS No. 123 (revised 2004), SHARE-BASED PAYMENT ("SFAS 123R"). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (generally the vesting period). The Company did not grant any options in 2007 or 2006.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), BUSINESS COMBINATIONS ("SFAS 141 (R)"), which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

     In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS AN AMENDMENT OF ARB 51 ("SFAS 160") which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts consolidated net income attributable to the parent and to the non-controlling interest. In addition, this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED):

     In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT TO FASB STATEMENT NO. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is assessing the impact that the adoption of SFAS No. 159 may have on its financial statements.

     In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENT. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one full year for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management is currently determining the effect, if any, that the adoption of SFAS No. 157 may have on its financial statements.

3.   DEPOSITS FOR ACQUISITION OF LONG-LIVED ASSETS AND INTERNATIONAL OPERATIONS:

     As of December 31, 2007, the Company has made non-refundable deposits totaling $491,666 with three parties in Beijing, China, in which these parties, at the direction of the Company, are to acquire long-lived assets on the Company's behalf. These long-lived assets are to consist of a 45-mile long optical fiber ring and ISP and wireless licenses. These assets are to be held by Chinese shell companies for which the Company is to acquire a 50% ownership in the Chinese company that will hold the ISP and wireless licenses and a 100% ownership interest in a second Chinese company that will hold the optical fiber assets. This corporate structure is being established to satisfy the legal and regulatory requirements of the Chinese telecommunications industry for the provision of value-added telecommunications services. The remaining projected cost of acquiring all assets and the ownership interests in the Chinese entities necessary to commence operations is estimated to be $250,000 to $500,000. The Company expects to complete these transactions in the second quarter of 2008.

     The Company's foreign operations are to be located in China. Foreign transactions will be conducted in currencies other than the U.S. dollar, primarily the Chinese Renmimbi (RMB). As a result, the Company will be exposed to movements in foreign currency exchange rates. In addition, the Company will be subject to risks including adverse developments in the foreign political and economic environment, trade barriers, managing foreign operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material negative impact on the Company's financial condition or results of operations in the future.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

4.   CONVERTIBLE NOTES PAYABLE:

     In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. Between June and December 2007, the Company issued $914,000 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders.

5.   INCOME TAXES:

     In 2007, the Company adopted FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES, AN INTERPRETATION OF FASB STATEMENT 109 ("FIN 48") The Company did not have any unrecognized tax benefits, and there was no effect on the Company's financial condition or results of operations as a result of implementing FIN 48.

     The Company files an income tax return in the U.S. federal jurisdiction, and the Company is subject to U.S. federal examinations for 2007 and 2006. Management does not believe it has any material unrecognized tax positions. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the period.

     Based on statutory rates, the Company's expected income tax benefit was approximately $151,000 and $3,000 for the year ended December 31, 2007, and the period from July 5, 2006 through December 31, 2006, respectively. The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance.


     Deferred tax assets consisted of the following at December 31, 2007 and 2006:

                                                    2007             2006
                                                -------------   --------------
       Deferred non-current tax assets:
           Loss carryforwards                   $     154,000   $        3,000
           Valuation allowance                       (154,000)          (3,000)
                                                -------------   --------------
       Net non-current deferred tax assets      $           -   $            -
                                                =============   ==============

     At December 31, 2007, the Company has net operating loss carryforwards of approximately $450,000, which expire through 2027. As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against these assets.

6.   SHAREHOLDERS DEFICIT:

     RECEIVABLES FROM ISSUANCE OF COMMON STOCK:

     AtDecember 31, 2007, the Company has a receivable for common stock issued of $2,570, which was collected in January and February 2008. At December 31, 2006, the Company had a $2,700 receivable for common stock issued, which was collected in 2007.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

6.   SHAREHOLDERS DEFICIT (CONTINUED):

     STOCK OPTION PLAN:

     In February 2008, the Company initiated plans to implement a Corporation Stock Option Plan (the "Plan") covering up to three million shares of the Company's common stock. The exercise prices of the options granted will be determined by the Plan committee, whose members are appointed by the Board of Directors, and the exercise prices are generally to be established at the estimated fair value of the Company's common stock at the date of grant. Options are to be granted with terms not to exceed five years. Before any employee options may be delivered or exercised, the Company's shareholders must ratify the Plan.

     COMMON STOCK ISSUED FOR SERVICES:

     During 2007, the Company issued 380,000 shares of common stock to various third parties who performed services for the Company. These shares were valued at $95,000. In December 2007, the Company also issued 75,000 shares to a director/significant shareholder of the Company valued at $18,750 for services rendered. All shares issued for services were valued at $0.25 per share, which was based on the estimated fair value of the services rendered.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007

                                   (UNAUDITED)

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)


                                    CONTENTS

Financial statements:

     Balance sheets - June 30, 2008 (Unaudited) and December 31, 2007        86

     Statements of operations (Unaudited)                                    87

     Statements of shareholders' deficit (Unaudited)                         88

     Statements of cash flows (Unaudited)                                    89

     Notes to financial statements (Unaudited)                            90-95


                                           CHINA WI-MAX COMMUNICATIONS, INC.
                                            (A DEVELOPMENT STAGE ENTERPRISE)

                                                     BALANCE SHEETS

                                                         ASSETS
                                                                                       June 30,             December 31,
                                                                                         2008                   2007
                                                                                    --------------        ---------------
                                                                                       Unaudited
Current assets:
   Cash                                                                             $      34,952         $      182,401
   Receivables from issuance of common stock (Note 6)                                           -                  2,570
   Prepaid expenses                                                                        16,764                  8,019
                                                                                    --------------        ---------------

       Total current assets                                                                51,716                192,990
                                                                                    --------------        ---------------


Debt-issue costs, net                                                                       1,262                  3,162
Deposits for acquisition of long-lived assets (Note 3)                                    852,330                491,666
                                                                                    --------------        ---------------
                                                                                          853,592                494,828
                                                                                    --------------        ---------------

         Total assets                                                               $     905,308         $      687,818
                                                                                    ==============        ===============



                                         LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable                                                                 $      34,624         $       87,501
   Accrued interest                                                                        95,018                 16,380
   Convertible notes payable (Note 4)                                                   1,004,300                914,000
                                                                                    --------------        ---------------

       Total current liabilities                                                        1,133,942              1,017,881
                                                                                    --------------        ---------------

Non-current Liabilities
   Convertible notes payable (Note 4)                                                     680,000                      -
                                                                                    --------------        ---------------

         Total liabilities                                                              1,813,942              1,017,881
                                                                                    --------------        ---------------

Shareholders' deficit (Note 6):
    Preferred stock; $.001 par value; 5,000,000 shares authorized;
          none issued or outstanding                                                            -                      -
    Common stock; $.001 par value; 50,000,000 shares authorized;
          10,144,000 and 9,770,000 shares issued and outstanding as of
         June 30, 2008 and December 31, 2007, respectively                                 10,144                  9,770
      Additional paid-in capital                                                          343,086                113,295
    Deficit accumulated during the development stage                                   (1,261,864)              (453,128)
                                                                                    --------------        ---------------

       Total shareholders' deficit                                                       (908,634)              (330,063)
                                                                                    --------------        ---------------

                                                                                    $     905,308         $      687,818
                                                                                    ==============        ===============

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                         CHINA WI-MAX COMMUNICATIONS, INC.
                                         (A DEVELOPMENT STAGE ENTERPRISE)

                                            STATEMENTS OF OPERATIONS
                                                  (UNAUDITED)




                                                                                                            Period from
                                                                                                           July 5, 2006
                                                                   Six Months Ended                         (inception)
                                                   -------------------------------------------------          through
                                                       June 30, 2008              June 30, 2007            June 30, 2008
                                                   ----------------------     ----------------------    --------------------
Operating expenses:
    General and administrative expense             $           (730,098)      $            (63,543)     $       (1,166,846)
                                                   ----------------------     ----------------------    --------------------

Operating loss                                                 (730,098)                   (63,543)             (1,166,846)
                                                   ----------------------     ----------------------    --------------------

Other expense:

    Interest expense (Note 4)                                   (78,638)                         -                 (95,018)
                                                   ----------------------     ----------------------    --------------------


Net loss                                           $           (808,736)      $            (63,543)     $       (1,261,864)
                                                   ======================     ======================    ====================

Basic and diluted net loss per share               $              (0.08)      $              (0.01)
                                                   ======================     ======================

Weighted average number of common
    shares outstanding                                        9,885,467                  5,020,110
                                                   ======================     ======================
























                       SEE NOTES TO FINANCIAL STATEMENTS.

                                                  CHINA WI-MAX COMMUNICATIONS, INC.
                                                  (A DEVELOPMENT STAGE ENTERPRISE)


                                                 STATEMENTS OF SHAREHOLDERS' DEFICIT
                                     PERIOD FROM JULY 5, 2006 (INCEPTION) THROUGH JUNE 30, 2008


                                                                                                   Deficit
                                                                                                  accumulated
                                                    Common stock             Additional           during the             Total
                                            -----------------------------      paid-in           development         shareholders'
                                               Shares          Amount          capital              stage               deficit
                                            -------------   -------------    --------------    -----------------    ---------------

Common stock issued for cash between
July 5, 2006 (inception) and
December 31, 2006 at par value                 3,825,000     $     3,825      $          -     $             -      $       3,825

Net loss                                                                                                (8,538)            (8,538)
                                            -------------   -------------    --------------    -----------------    ---------------
Balances, December 31, 2006                    3,825,000           3,825                 -              (8,538)            (4,713)

Common stock issued for cash
   between January and December
   2007, valued at par value ($0.001
   per share)                                  5,490,000           5,490                                                    5,490

Common stock issued for services,
   valued at $0.25 per share                     455,000             455           113,295                                113,750

Net loss                                                                                              (444,590)          (444,590)
                                            -------------   -------------    --------------    -----------------    ---------------
Balances, December 31, 2007                    9,770,000           9,770           113,295            (453,128)          (330,063)

Shares of common stock cancelled at
par value (unaudited)                           (260,000)           (260)                                                    (260)

Common stock issued for services,
valued at $0.25 per share (Note 6)
(unaudited)                                      634,000             634           157,866                                158,500

Fair value of options vested during the
period (Note 6) (unaudited)                                                         71,925                                 71,925

Net loss (unaudited)                                                                                  (808,736)          (808,736)
                                            -------------   -------------    --------------    -----------------    ---------------


Balances, June 30, 2008 (unaudited)           10,144,000    $     10,144     $     343,086     $    (1,261,864)     $    (908,634)
                                            =============   =============    ==============    =================    ===============














                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       88

                                         CHINA WI-MAX COMMUNICATIONS, INC.
                                          (A DEVELOPMENT STAGE ENTERPRISE)

                                              STATEMENT OF CASH FLOWS
                                                    (UNAUDITED)


                                                                                                      Period from
                                                                                                      July 5, 2006
                                                                                                      (inception)
                                                                      Six Months Ended                  through
                                                                          June 30,                      June 30,
                                                                   2008                2007               2008
                                                           --------------------- ------------------ -----------------
Cash flows from operating activities:
 Net loss                                                  $           (808,736) $         (63,543) $     (1,261,864)
 Adjustments to reconcile net loss to net cash (used
  in) provided by operating activities:
  Common stock issued for services                                      158,500             25,000           272,250
  Non cash stock option expense                                          71,925                  -            71,925
  Amortization of debt-issue costs                                        1,901                  -             4,009
  Changes in assets and liabilities:
   Decrease (increase) in prepaid expenses                               (8,746)            17,552           (16,764)
   Increase (decrease) accounts payable                                 (47,877)            30,294            34,624
   Increase in accrued interest                                          78,638                  -            95,018
   Decrease in accrued expenses                                          (5,000)                 -                 -
                                                           --------------------- ------------------ -----------------

    Net cash (used in) provided by operating activities                (559,395)             9,303          (800,802)
                                                           --------------------- ------------------ -----------------

Cash flows from investing activities:
    Deposits for acquisition of long-lived assets                      (360,664)           (35,000)         (852,330)
                                                           --------------------- ------------------ -----------------
    Net cash used in investing activities                              (360,664)           (35,000)         (852,330)
                                                           --------------------- ------------------ -----------------

Cash flows from financing activities:
  Proceeds from issuance of convertible notes payable                   770,300             25,000         1,684,300
  Proceeds from issuance of common stock                                  2,310              2,310             9,055
  Debt issue costs                                                            -                  -           (5,271)
                                                           --------------------- ------------------ -----------------
    Net cash provided by financing activities                           772,610             27,310         1,688,084
                                                           --------------------- ------------------ -----------------

Net (decrease) increase in cash and cash equivalents
                                                                       (147,449)             1,613            34,952

Cash and cash equivalents, beginning
                                                                        182,401              1,116                 -
                                                           --------------------- ------------------ -----------------

Cash and cash equivalents, ending                          $             34,952  $           2,729  $         34,952
                                                           ===================== ================== =================

Supplemental disclosure of non-cash investing
 and financing activities:
     Receivable from issuance of common stock                                 -             $2,765                 -
                                                           ===================== ================== =================









                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       89

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

1.       ORGANIZATION,  BASIS OF  PRESENTATION,  GOING CONCERN AND  MANAGEMENT'S
         PLANS:

         ORGANIZATION AND BASIS OF PRESENTATION:

         China Wi-Max Communications, Inc. (the "Company") is a development stage telecommunications broadband provider. The Company is a Nevada corporation formed in July 2006, and is focused on providing commercial customers with high bandwidth connections throughout first and second tier markets in China. For accounting purposes, the Company is classified as a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

         The Company plans to build, own, and operate metropolitan area Internet Protocol (IP)-based broadband networks using a combination of Company-owned optical fiber and licensed WI-MAX (Worldwide Interoperability for Microwave Access) capable wireless spectrum. These networks are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. The Company intends to provide value-added services such as IP transport, Internet Service Provider (ISP) services, and broadband internet access. The Company also intends to offer Voice Over Internet Protocal (VOIP) services. The Company plans to position inself to bypass the local loop facilities of the current local exchange carriers to connect enterprise customers directly to a global communications network.

         To facilitate its plans, the Company is in the process of acquiring two shell companies and establishing one wholly-owned foreign entity in China, which are to hold and control the assets acquired, and through which operations are to occur (Note 3).

         The accompanying audited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. The unaudited condensed consolidated financial statements reflect all adjustments and disclosures that are, in the opinion of management, necessary for a fair presentation. Except as described above, all such adjustments are of a normal recurring nature. The results for the six-month period ended June 30, 2008, are not necessarily indicative of the results expected for the year ending December 31, 2008

         GOING CONCERN AND MANAGEMENT'S PLANS:

         The accompanying unaudited interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of approximately $809,000 for the six months ended ended June 30, 2008, and a working capital deficiency and shareholders' deficit of approximately $1,082,000 and $909,000, respectively, at June 30, 2008. The Company has a limited operating history and has no revenue producing operations. In addition, the Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)


1. ORGANIZATION, BASIS OF PRESENTATION, GOING CONCERN AND MANAGEMENT'S PLANS (CONTINUED):

         GOING CONCERN AND MANAGEMENT'S PLANS (CONTINUED):

         classification   of  assets  or  the  amounts  and   classification  of
         liabilities that might be necessary should the Company be unable to continue as a going concern.

         To address its current cash flow concerns, the Company completed a $1 million note issuance consisting of 12% convertible notes maturing in December 2008, convertible at $0.25 per share. The Company is in the process of raising additional capital through a $1 million bridge loan, which consists of 10% convertible notes maturing in December 2009, convertible at $0.50 per share. The 10% convertible note issuance is expected to be completed in the second half of 2008. In addition, the Company is planning a $5 million private placement of stock in late 2008. Management anticipates that the proceeds from the bridge loans and the private placement will be used primarily to acquire long-lived assets and to begin marketing the Company's services, including the implementation of required infrastructure.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         LONG-LIVED ASSETS:

         Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations. Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.

         DEBT ISSUE COSTS:

         Debt issue costs of approximately $5,000 are being amortized to interest expense on a straight-line basis over the term of the related debt, which matures in December 2008 (Note 4). Accumulated amortization is approximately $4,000 as of June 30, 2008.

         CONVERTIBLE SECURITIES:

         Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 98-5, ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES ("EITF 98-5") and EITF Issue No. 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS ("EITF 00-27"). Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense. The Company has also considered EITF No. 05-2, THE MEANING OF CONVENTIONAL CONVERTIBLE DEBT INSTRUMENTS and EITF Issue No. 00-19, ACCOUNTING FOR

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         CONVERTIBLE SECURITIES (CONTINUED):

         DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK.

         FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The fair value of the Company's cash, receivables from the issuance of common stock, accounts payable and convertible notes, approximate their carrying amounts due to the short maturities of these instruments.

         REVENUE RECOGNITION:

         The Company does not yet have any revenue-producing operations. Upon commencement of revenue-producing operations, the Company intends to recognize revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, as amended by SAB No. 104, REVENUE RECOGNITION. Consistent with the requirements of these SABs, revenue will be recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and d) collectibility is reasonably assured.

         LOSS PER SHARE:

         Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and common shares issuable upon the conversion of debt securities (5,377,200 at June 30, 2008; 100,000 at June 30, 2007) are
         not considered in the calculation, as the effect would be antidilutive. Therefore, diluted loss per share is equivalent to basic loss per share.

         RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS:

         In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT TO FASB STATEMENT NO. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement was effective for the Company on January 1, 2008. The Company did not apply the fair value option to any of its outstanding instruments and therefore SFAS No. 159 did not have an impact on the Company's financial statements.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         RECENTLY ISSUED AND ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED):

         In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENT. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 was effective for the Company on January 1, 2008 for all financial assets and liabilities. For non-financial assets and liabilities, SFAS No. 157 is effective for the Company on January 1, 2009. Management is currently determining the effect that the adoption of SFAS No. 157 may have on its financial statements beyond it's current fiscal year.

         In March 2008, the FASB issued SFAS No. 161 DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 161 requires additional disclosure related to derivatives instruments and hedging activities. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November, 15, 2008, and the Company is currently evaluating the impact of adoption.

         In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), "Business Combinations," and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

         In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS 162 to have a material effect on its results of operations and financial condition.

         In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal 2009. The Company does not expect the adoption of FSP APB 14-1 to have a material effect on its results of operations and financial condition.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

3.       DEPOSITS  FOR  ACQUISITION  OF  LONG-LIVED   ASSETS  AND  INTERNATIONAL
         OPERATIONS:

         As of June 30, 2008, the Company has made non-refundable deposits totaling $852,330 with three parties in Beijing, China, in which these parties, at the direction of the Company, are to acquire long-lived assets on the Company's behalf. These long-lived assets are to consist of 45-mile and 17-mile long optical fiber rings, an ISP and three wireless licenses. These assets are to be held by Chinese shell companies for which the Company is to acquire a 50% ownership in the Chinese company that will hold the ISP and wireless licenses and a 100% ownership interest in a second Chinese company that will hold the optical fiber assets. This corporate structure is being established to satisfy the legal and regulatory requirements of the Chinese telecommunications industry for the provision of value-added telecommunications services. The remaining projected cost of acquiring all assets and the ownership interests in the Chinese entities necessary to commence operations is estimated to be $250,000 to $500,000. The Company expects to complete these transactions in the third and fourth quarters of 2008.

         The Company's foreign operations are to be located in China. Foreign transactions will be conducted in currencies other than the U.S. dollar, primarily the Chinese Renmimbi (RMB). As a result, the Company will be exposed to movements in foreign currency exchange rates. In addition, the Company will be subject to risks including adverse developments in the foreign political and economic environment, trade barriers, managing foreign operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material negative impact on the Company's financial condition or results of operations in the future.

4.       CONVERTIBLE NOTES PAYABLE:

         In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. As of January 2008, the Company oversubscribed the offering and issued $1,004,300 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders. In addition, in March 2008, the Company authorized the sale of up to an additional $1 million of convertible notes payable. As of June 30, 2008, the Company issued $680,000 of notes payable, which mature on December 31, 2009, bear interest at 10% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.50 per share, at the option of the note holders.

5.       INCOME TAXES:

         Based on statutory rates, the Company's expected income tax benefit was approximately $429,000 for the period from inception through June 30, 2008, and $275,000 and $22,000 for the six month periods ended June 30, 2008 and 2007. The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance. As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against these assets.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

6.       SHAREHOLDERS DEFICIT:

         RECEIVABLES FROM ISSUANCE OF COMMON STOCK:

         At December 31, 2007, the Company had a receivable for common stock issued of $2,570. All payments have been received subsequent to the balance sheet date.

         STOCK OPTION PLAN:

         Effective January 1, 2008, the Company established a Stock Option Award and Compensation Plan (the "Plan") covering up to four million shares of the Company's common stock. Any employee, consultant or Director of the Company, any Parent or any Subsidiary is eligible to participate. The exercise prices of the options granted were determined by the Plan committee, whose members are appointed by the Board of Directors, and the exercise prices are generally to be established at the estimated fair value of the Company's common stock at the date of grant. Options are to be granted with terms not to exceed five years. The Company granted 2,600,000 options during the first quarter of 2008 with an exercise price of $.25 per share and cancelled 400,000 of these grants in the second quarter of 2008. There were 425,000 vested options as of June 30, 2008. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

         The compensation committee may award incentive stock options and nonqualified stock options under the 2008 Plan. Only employees may receive incentive stock options. The compensation committee also determines the exercise price of each option. However, the exercise price of an incentive stock option may not be less than 100% of the fair market value of the underlying shares on the date of grant. The exercise price of any option may not be less than the par value of the underlying share(s).

         The compensation committee determines the term of each option, but no term may exceed 10 years from the date of grant. The compensation committee also determines at what time or times each option may be exercised and any conditions that must be met before an option may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the compensation committee.

         The Company recorded total stock-based compensation of $71,925 for the six months ended June 30, 2008 for options that vested in the period. These costs are included in general and administrative expense. As of June 30, 2008 the fair value of unvested stock options amounted to $222,175 which are expected to be recognized over a weighted average period of approximately 1.2 years and a current vesting period of up to 56 months.

         The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The weighted average fair value of options granted during the six months ended June 30, 2008 was $0.13. The assumptions utilized to determine the fair value of options granted during the six months ended June 30, 2008 are indicated in the following table. There were no options granted in the six months ended June 30, 2007.

                Risk free interest rates                1.61% - 2.89%
                Expected volatility                       80% - 89%
                Expected life in years                      2 - 3
                Expected dividend yield                       -

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007
                                   (UNAUDITED)

6.       SHAREHOLDERS DEFICIT (CONTINUED):

         STOCK OPTION PLAN (CONTINUED):

         The following table sets forth the activity in the Company's Stock Option Plan since its January 1, 2008 establishment:

                                                              Weighted
                                                              Average
                                                 Number of    Exercise                      Average
                                                  Options       Price      Exercisable    Fair Value
                                                ------------ ------------ --------------- ------------
            Outstanding January 1, 2008                  -         -               -             -
            Granted during period                2,600,000      $0.25        525,000         $0.13
            Forfeited/expired                      400,000       0.25        100,000          0.14
                                                ------------ ------------ --------------- ------------
            Outstanding June 30, 2008            2,200,000      $0.25        425,000         $0.13
                                                ============ ============ =============== ============

         It was determined that there was no intrinsic value attributable to options granted during the six months ended June 30, 2008, as the estimated market price of the Company's common stock of $.25 per share is the same as the exercise price of the options.

         COMMON STOCK ISSUED FOR SERVICES:

         During the six months ended June 30, 2008, the Company issued 634,000 shares of common stock to various parties as employment signing bonuses and payments for services performed for the Company, valued at $158,500 ($0.25 per share). There were 100,000 shares of common stock issued for services during the six months ended June 30, 2007, valued at $25,000.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS (COMMENT #31)

(a) Audited financial statements for December 31, 2006 and 2007 Unaudited financial statements for June 30, 2008

(b)    EXHIBIT NO.                             DESCRIPTION
       -----------                             -----------

         3.1         Articles of Incorporation of China Wi-Max Communications, Inc. - 7/5/06

         3.2         Certificate of Amendment - 9/1/06 (Stock amount changed to 50,000,000 @ $.001)

         3.3         Bylaws of China Wi-Max Communications, Inc. (1)

         10.1        Shares Transfer Agreement between Zhouwei and China Wi-Max Communications, Inc.

         10.2        Employment Agreement - George E. Harris

         10.3        Employment Agreement - Alan Rabinoff

         10.4        2008 China Wi-Max Communications, Inc.  Stock Option Award and Compensation Plan

         10.5        Cooperation Agreement - English Translation and Chinese

         21.1        List of Subsidiaries of China Wi-Max Communications, Inc. (1)

         23.1        Consent of Independent Registered Public Accounting Firm

         99.1        Appendix A - Diagram

         99.2        Appendix B - Network Overview

         99.3        English Translation of Business License of Gao Da Yang Guang Communication
                     Technology Ltd.

         99.4        English Translation of Business License of Yuan Shan Shi Dai Technology
                     Development, Ltd.

         99.5        Frequency License Explanation Letter
----------------

(1) Incorporated by reference from the exhibits included in the Company's Form 10 filed with the Securities and Exchange Commission (www.sec.gov), dated June 4, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2008
                             CHINA WI-MAX COMMUNICATIONS, INC.

                             /s/George E.  Harris
                             ---------------------------------------------------
                             George E. Harris, President, CFO and Director

                             /s/Dr. Allan Rabinoff
                             ---------------------------------------------------
                             Dr. Allan Rabinoff, Chairman and Executive Director
                             - China Business Development

                             /s/Buck Krieger
                             ---------------------------------------------------
                             Buck Krieger, Director

                             /s/Jenny Wang
                             ---------------------------------------------------
                             Jenny Wang, Chief Administrative Officer
                             and Director

                             /s/Daniel Najor
                             ---------------------------------------------------
                             Daniel Najor, Director

                        CHINA WI-MAX COMMUNICATIONS, INC.

                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                     -----------------------------
   3.1            Articles of Incorporation of China Wi-Max Communications, Inc. - 7/5/06

   3.2            Certificate of Amendment - 9/1/06 (Stock amount changed to 50,000,000 @ $.001)

   3.3            Bylaws of China Wi-Max Communications, Inc. (1)

   10.1           Shares Transfer Agreement between Zhouwei and China Wi-Max Communications, Inc.

   10.2           Employment Agreement - George E. Harris

   10.3           Employment Agreement - Alan Rabinoff

   10.4           2008 China Wi-Max Communications, Inc.  Stock Option Award and Compensation Plan

   10.5           Cooperation Agreement - English Translation and Chinese

   21.1           List of Subsidiaries of China Wi-Max Communications, Inc. (1)

   23.1           Consent of Independent Registered Public Accounting Firm

   99.1           Appendix A - Diagram

   99.2           Appendix B - Network Overview

   99.3           English Translation of Business License of Gao Da Yang Guang Communication
                  Technology Ltd.

   99.4           English Translation of Business License of Yuan Shan Shi Dai Technology
                  Development, Ltd.

   99.5           Frequency License Explanation Letter
------------------------

(1) Incorporated by reference from the exhibits included in the Company's Form 10 filed with the Securities and Exchange Commission (www.sec.gov), dated June 4, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.